Exhibit 99(a)

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.

Summary Discussion of Trends relating to Financial Results for the Six Months Ended September 30, 2016 compared to the Six Months Ended September 30, 2015

Net income attributable to Mitsubishi UFJ Financial Group increased ¥369.6 billion to ¥750.9 billion for the six months ended September 30, 2016 from ¥381.3 billion for the same period of the previous fiscal year. Our business and results of operations, as well as our assets and liabilities, continued to be affected by fluctuations in interest rates and foreign currency exchange rates. Long-term interest rates in the United States and Europe were on generally declining trends during the six-month period, positively affecting the fair values of U.S. and European sovereign bonds. However, in Japan, interest rates remained low under the Bank of Japan’s monetary policy, negatively affecting our net interest income. The Japanese yen appreciated against the U.S. dollar and other major currencies during the six months ended September 30, 2016, negatively affecting the translated Japanese yen amount of earnings from our overseas operations. Since the end of the six-month period, however, the Japanese yen has depreciated against the U.S. dollar, which could affect the translated Japanese yen amount of earnings from our overseas operations. In addition, since the end of the six-month period, long-term interest rates in the United States and European countries have been on an increasing trend, which could affect the fair values of U.S. and European sovereign bonds.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2015	2016
	(in billions, except per share data)
Net interest income	¥1,130.6	¥1,105.4
Credit for credit losses	7.2	58.7
Non-interest income	756.1	1,251.8
Non-interest expense	1,383.7	1,410.1
Income before income tax expense	510.2	1,005.8
Net income before attribution of noncontrolling interests	413.1	753.3
Net income attributable to Mitsubishi UFJ Financial Group	381.3	750.9
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	27.19	54.84

Our net income attributable to Mitsubishi UFJ Financial Group mainly reflected the following:

Net interest income.    Net interest income decreased ¥25.2 billion to ¥1,105.4 billion for the six months ended September 30, 2016 from ¥1,130.6 billion for the same period of the previous fiscal year. The decrease was primarily attributable to a decrease in interest income due to lower interest rates in Japan and lower balances of our domestic loan portfolio and Japanese government bond portfolio. The decrease in net interest income was also attributable to an increase in interest expense due to higher U.S. dollar funding rates and additional issuances of bonds. These negative factors were partially offset by the positive impact of higher interests on foreign loans and higher average balances of foreign trading assets, particularly U.S. Treasury bonds.

Credit for credit losses.    Credit for credit losses increased ¥51.5 billion to ¥58.7 billion for the six months ended September 30, 2016 from ¥7.2 billion for the same period of the previous fiscal year. This primarily reflected the continued improvement in the overall credit quality of our domestic commercial loan portfolio, although we recorded provisions for credit losses for our other loan portfolios. We may need to recognize provisions for credit losses for our domestic commercial loan portfolio and other loan portfolios in future periods if the credit quality of borrowers in particular industry sectors, including the domestic manufacturing sector and the global oil and gas sector, deteriorates or if the financial condition of our borrowers are adversely impacted by fluctuations in economic conditions in Japan, the United States, Thailand and other jurisdictions.

Non-interest income.    Total non-interest income increased ¥495.7 billion to ¥1,251.8 billion for the six months ended September 30, 2016 from ¥756.1 billion for the same period of the previous fiscal year. This increase in non-interest income was mainly due to higher trading account profits, reflecting higher fair values of U.S. Treasury bonds and European sovereign bonds as interest rates in the United States and Europe were on generally declining trends during most of the six months ended September 30, 2016, as well as higher trading volumes in, and larger price increases of, such bonds. The positive impact was partially offset by lower fees and commissions on security-related services and net foreign exchange losses.

Non-interest expense.    Total non-interest expense increased ¥26.4 billion to ¥1,410.1 billion for the six months ended September 30, 2016 from ¥1,383.7 billion for the same period of the previous fiscal year. This increase in non-interest expense was mainly attributable to an increase in other non-interest expenses, including provision for an off-balance sheet credit instrument issued to a large borrower in the domestic electronics manufacturing industry and contingent liabilities relating to regulatory matters, partially offset by a decrease in the translated Japanese yen amount of salaries and employee benefits in our foreign banking subsidiaries.

Core Business Groups

The following table sets forth the relative contributions of our five core business groups and Other to operating profit for the six months ended September 30, 2015 and 2016 based on our business segment information:

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total
	(in billions)
Six months ended September 30, 2015:
Net revenue	¥646.6	¥540.8	¥651.0	¥87.9	¥1,829.9	¥332.0	¥14.2	¥2,176.1
Operating expenses	488.9	303.3	417.2	50.9	1,180.3	106.9	75.5	1,362.7

Operating profit (loss)	¥157.7	¥237.5	¥233.8	¥37.0	¥649.6	¥225.1	¥(61.3)	¥813.4

Six months ended September 30, 2016:
Net revenue	¥584.2	¥501.6	¥579.4	¥82.6	¥1,668.7	¥357.3	¥(10.8)	¥2,015.2
Operating expenses	480.1	293.2	372.7	52.9	1,124.8	100.8	73.4	1,299.0

Operating profit (loss)	¥104.1	¥208.4	¥206.7	¥29.7	¥543.9	¥256.5	¥(84.2)	¥716.2

Note:

Each of the Corporate Banking Business Group and the Global Business Group includes ¥96.4 billion of net revenue, ¥80.0 billion of operating expenses and ¥16.4 billion of operating profit relating to the overseas Japanese corporate business for the six months ended September 30, 2015, and ¥79.1 billion of net revenue, ¥74.1 billion of operating expenses and ¥5.0 billion of operating profit relating to the same business for the six months ended September 30, 2016. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. For further information, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. Effective April 1, 2016, we made modifications to our management accounting rules and practices to clarify the responsibility for profits of each business segment, and prior period business segment information has been restated to enable comparisons between the relevant amounts for the six months ended September 30, 2015 and 2016.

Summary of Our Financial Condition as of September 30, 2016 compared to March 31, 2016

The following table presents some key asset figures:

	March 31, 2016	September 30, 2016
	(in trillions)
Total assets	¥292.56	¥288.91
Net loans	121.68	112.41
Loans, net of unearned income, unamortized premiums and deferred loan fees	122.79	113.34
Allowance for credit losses	(1.11)	(0.93)
Investment securities	45.65	42.10
Available-for-sale securities	41.23	38.09
Held-to-maturity securities	3.87	3.45
Trading account assets	50.83	53.86
Trading securities	29.33	28.23
Trading derivative assets	21.50	25.63
Interest-earning deposits in other banks	41.02	37.15
Cash and due from banks	8.66	20.97

The decrease in total assets of ¥3.65 trillion is primarily due to lower balances of both domestic and foreign loans, interest-earning deposits in other banks and investment securities, partially offset by an increase in cash and due from banks.

Total loans outstanding decreased ¥9.45 trillion to ¥113.34 trillion as of September 30, 2016 from ¥122.79 trillion as of March 31, 2016. The average total balance of loans decreased ¥4.22 trillion to ¥117.69 trillion for the six months ended September 30, 2016 from ¥121.91 trillion for the same period of the previous fiscal year. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2016 consisted of ¥67.44 trillion of domestic loans and ¥46.18 trillion of foreign loans. Between March 31, 2016 and September 30, 2016, domestic loans decreased ¥5.00 trillion, and foreign loans decreased ¥4.47 trillion. The decrease in domestic loans was primarily due to a decrease in our loans outstanding particularly to governmental institutions as well as a decrease in the translated Japanese yen value of foreign currency-denominated domestic loans as a result of the appreciation of the Japanese yen against the U.S. dollar and other major currencies. The decrease in foreign loans was mainly due to the lower translated Japanese yen values of foreign currency-denominated loans, reflecting the appreciation of the Japanese yen against the U.S. dollar and other major currencies.

Total investment securities decreased ¥3.55 trillion to ¥42.10 trillion as of September 30, 2016 from ¥45.65 trillion as of March 31, 2016, primarily due to a decrease of ¥3.14 trillion in available-for-sale securities. The decrease in available-for-sale securities was mainly due to sales and redemptions of Japanese government bonds.

Trading account assets increased ¥3.03 trillion to ¥53.86 trillion as of September 30, 2016 from ¥50.83 trillion as of March 31, 2016. This increase was mainly attributable to an increase in the fair values of interest rate derivatives in our securities subsidiaries, reflecting generally declining trends in the underlying interest rates.

Cash and due from banks increased ¥12.31 trillion to ¥20.97 trillion as of September 30, 2016 from ¥8.66 trillion as of March 31, 2016, mainly due to an increase in deposits with the Bank of Japan.

The following table presents some key liability figures:

	March 31, 2016	September 30, 2016
	(in trillions)
Total liabilities	¥277.71	¥274.21
Total deposits	181.44	177.64
Domestic	135.48	137.20
Overseas	45.96	40.44
Short-term borrowings	43.91	38.03
Trading account liabilities	21.03	25.11
Long-term debt	21.96	24.32

Total liabilities decreased ¥3.50 trillion to ¥274.21 trillion as of September 30, 2016 from ¥277.71 trillion as of March 31, 2016. The decrease was mainly due to decreases in overseas deposits and short-term borrowings. The decrease in overseas deposits reflected the appreciation of the Japanese yen against the U.S. dollar and other major currencies. The decrease in short-term borrowings was mainly attributable to a decrease in due to trust accounts as a larger amount of excess cash funds in MUTB’s trust accounts which had previously been lent to MUTB’s proprietary account was instead invested in the call money market.

The following table presents some key shareholders’ equity figures:

	March 31, 2016	September 30, 2016
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14.27	¥13.96
Capital Surplus	5.96	5.96
Retained earnings	4.22	4.84
Accumulated other comprehensive income, net of taxes	2.30	1.48

Capital Ratios

MUFG’s Common Equity Tier 1 capital ratio, Tier 1 capital ratio and Total capital ratio calculated in accordance with Basel III requirements as adopted by the Japanese Financial Services Agency, or the FSA, were 12.20%, 13.50% and 16.56% as of September 30, 2016, respectively, compared to 11.63%, 13.24% and 16.01% as of March 31, 2016, respectively. As of March 31, 2016 and September 30, 2016, MUFG was required to maintain minimum Common Equity Tier 1 capital, Tier 1 capital and Total capital ratios of 4.50%, 6.00% and 8.00%, respectively, plus a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375%. The figures underlying these ratios were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Leverage Ratios

MUFG’s leverage ratio in accordance with Basel III as of September 30, 2016, was 4.74%, compared to 4.79% as of March 31, 2016. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3%. The figures underlying the ratio were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Liquidity Coverage Ratios

MUFG’s liquidity coverage ratio, or LCR, in accordance with Basel III as adopted by the FSA as of September 30, 2016 was 133.4%, compared to 130.0% as of March 31, 2016. As of these dates, MUFG was required to maintain a minimum LCR of 70%. The figures underlying the ratio were calculated in accordance with Japanese banking regulations.

Business Environment

Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions

During the six months ended September 30, 2016, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic and monetary policies and geopolitical developments in various jurisdictions, which have contributed to higher volatility in the financial market.

Japan’s economic growth remained weak with the quarter-on-quarter real GDP growth rate being 0.5% for the quarter ended June 30, 2016 and 0.3% for the quarter ended September 30, 2016. The year-over-year real GDP growth rate was 0.9% for the quarter ended June 30, 2016 and 1.1% for the quarter ended September 30, 2016. Private residential investment contributed to the GDP growth, although private consumption and corporate capital investment lacked momentum. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.2% and positive 0.2% on a month-on-month basis and between negative 0.5% and negative 0.3% on a year-over-year basis for the six months ended September 30, 2016. During the same period, the unemployment rate in Japan remained low, declining to 3.0% for September 2016. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April to September 2016 was 4,059, a decrease of 3.7% from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2016 were ¥676 billion, a decrease of 20.4% from the same period of the previous year. However, Japan remains subject to the continuing deflationary pressure, increasing public debt and various other factors that could adversely affect its economic conditions.

The U.S. economy expanded with the quarter-on-quarter real GDP growth rate being 1.4% for the quarter ended June 30, 2016 and 3.5% for the quarter ended September 30, 2016. The year-over-year real GDP growth rate was 1.3% for the quarter ended June 30, 2016 and 1.7% for the quarter ended September 30, 2016. Improvements in employment statistics contributed to stronger private consumption, while corporate capital expenditures remained stagnant. The new Trump administration and adverse movements in oil and other commodity prices are among the various factors that may negatively affect the U.S. economic growth.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.3% for each of the quarters ended June 30, 2016 and September 30, 2016. The year-over-year real GDP growth rate was 1.7% for each of the quarters ended June 30, 2016 and September 30, 2016. During the same period, the unemployment rate in the Eurozone declined to 9.9% for September 2016. The Eurozone economy remains subject to various uncertainties, including the United Kingdom’s potential withdrawal from the European Union and the large accumulation of non-performing loans in European peripheral countries.

In Asia excluding Japan, economic growth stagnated. China’s quarter-on-quarter real GDP growth rate was 1.9% for the quarter ended June 30, 2016 and 1.8% for the quarter ended September 30, 2016. China’s year-over-year real GDP growth rate was 6.7% for the quarter ended June 30, 2016 and 6.7% for the quarter ended September 30, 2016. The quarter-on-quarter real GDP growth rates of Thailand, Indonesia and the Philippines were 0.7%, 4.03% and 2.1%, respectively, for the quarter ended June 30, 2016 and 0.6%, 3.2% and 1.2%, respectively, for the quarter ended September 30, 2016. The year-over-year real GDP growth rates of Thailand, Indonesia and the Philippines were 3.5%, 5.19% and 7.0%, respectively, for the quarter ended June 30, 2016 and 3.2%, 5.02% and 7.1%, respectively, for the quarter ended September 30, 2016. The Asian economy remains vulnerable to the fluctuations in economic conditions in China, where the economic growth has recently decelerated.

Interest Rates

Interest rates in Japan remained at historically low levels with the 10-year Japanese government bond yield declining to near negative 0.3% in July 2016. The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy during the six months ended September 30, 2016. Under this policy, the Bank of Japan increased its aggregate holding of Japanese government bonds by approximately ¥80 trillion each year and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan aiming to achieve the price stability target of 2%. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. The yield on 10-year Japanese government bonds rose to around 0% immediately prior to the announcement of the Bank of Japan’s new monetary policy and declined to negative 0.089% at the end of September 2016. The yield currently fluctuates around 0.050%.

In the United States, the FRB raised the target range for the federal funds rate to between 0.25% and 0.5% in December 2015 and to between 0.5% to 0.75% in December 2016. The 10-year U.S. Treasury bond yield decreased from 1.9271% on April 26, 2016 to 1.5599% on September 29, 2016. The yield has since been on an increasing trend, currently fluctuating around 2.4%.

The yield on 10-year German Bunds was on a generally declining trend during the six months ended September 30, 2016, with the yield decreasing from 0.299% on April 26, 2016 to negative 0.139% on September 27, 2016. The yield has since been on an increasing trend, currently fluctuating around 0.28%. The yield on 10-year French Obligations Assimilables du Trésor, or OATs, was on a similar trend, with the yield decreasing from 0.638% on April 27, 2016 to 0.161% on September 28, 2016. The yield has since been on an increasing trend, currently fluctuating around 0.8%.

Foreign Currency Exchange Rates

The Japanese yen was on a generally appreciating trend against the U.S. dollar for the six months ended September 30, 2016, with the exchange rate decreasing from ¥112.57 to the U.S. dollar as of March 31, 2016 to ¥101.35 to the U.S. dollar as of September 30, 2016. The Japanese yen has since been on a depreciating trend against the U.S. dollar, fluctuating around ¥117 to the U.S. dollar after the U.S. presidential election in November 2016 and the FRB’s interest rate increase in December 2016.

Similarly, the Japanese yen was on a generally appreciating trend against the euro for the six months ended September 30, 2016, with the exchange rate decreasing from ¥128.11 to the euro as of March 31, 2016 to ¥113.92 to the euro as of September 30, 2016. The Japanese yen has since been on a depreciating trend against the euro, currently fluctuating around ¥122 to the euro.

The Japanese yen was on a generally appreciating trend against the Thai baht for the six months ended September 30, 2016, with the exchange rate decreasing from ¥3.2044 to the Thai baht as of March 31, 2016 to ¥2.9294 to the Thai baht as of September 30, 2016. The Japanese yen has since been on a depreciating trend against the Thai baht, currently fluctuating around ¥3.25 to the Thai baht.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥16,758.67 on March 31, 2016 to ¥16,449.84 on September 30, 2016, while the price fell to around ¥15,000 in June 2016 following the “Brexit” referendum in the United Kingdom. The price has since increased and is currently fluctuating around ¥19,500 as the Japanese yen depreciated against the U.S. dollar and stock prices in the United States rose following the U.S. presidential election in November 2016.

According to a land price survey conducted by the Japanese government, the average residential land price in Japan decreased 0.2% and the average commercial land price in Japan increased 0.9% in 2016. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.5% and the average commercial land price also increased 2.9% in 2016. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 0.7% and the average commercial land price also declined 0.5% in 2016.

Recent Developments

During and after the six months ended September 30, 2016, we continued to pursue global growth opportunities. We plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Redemption of Preferred Securities Issued by Special Purpose Company

On January 25, 2017, we redeemed in full €500 million of euro-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 4 Limited and £550 million of sterling-denominated non-cumulative preferred securities issued by another overseas special purpose company in the Cayman Islands called MUFG Capital Finance 5 Limited. We redeemed these preferred securities because, under the Basel III standard, these preferred securities would no longer be considered Tier 1 capital after their first call date, which was January 25, 2017. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2016, we estimate that following the redemption, our capital ratios would have declined by approximately 0.1 percentage point.

In July 2016, we redeemed in full $2.3 billion of U.S. dollar-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 1 Limited and €750 million of euro-denominated non-cumulative preferred securities issued by another overseas special purpose company in the Cayman Islands called MUFG Capital Finance 2 Limited. We redeemed these preferred securities because, under the Basel III standard, these preferred securities would no longer have been considered Tier 1 capital after their first call date, which was July 25, 2016.

Issuances of Senior Debt Securities for TLAC Purposes

In September 2016, we issued to global investors $4 billion aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt, including $500 million aggregate principal amount of such notes with the use of the net proceeds from their issuance being restricted to loans through BTMU to renewable energy projects. This was our first issuance of notes which were intended to have its net proceeds applied to finance renewable energy projects. The September 2016 issuance followed the issuance of $5 billion aggregate principal amount of TLAC-eligible senior notes in March 2016 and the issuance of an additional $2 billion aggregate principal amount of such notes in April 2016.

Under the Financial Stability Board’s TLAC standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019. We plan to issue additional senior debt securities intended to qualify as TLAC debt to meet the requirements, although TLAC requirements for Japanese financial institutions, including us, have not yet been finalized. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In October 2016, we issued in a public offering in Japan ¥400.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. Since our first issuance of unsecured perpetual subordinated Additional Tier 1 notes with similar terms in March 2015, we have issued ¥950.0 billion aggregate principal amount of such notes, including the October 2016 issuance. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Implementation of Share Repurchase Programs

During November and December 2016, we repurchased 142,238,800 shares of our common stock for ¥99,999,993,960 under a share repurchase program that was adopted in November 2016 and completed in December 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 15, 2016 and December 31, 2016. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2016, we estimate that the shares purchased in November and December 2016 would result in a decline in our capital ratios by approximately 0.1 percentage point.

During May and June 2016, we repurchased 190,614,800 shares of our common stock for ¥99,999,963,346 under a share repurchase program that was adopted in May 2016 and completed in June 2016. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 230,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 17, 2016 and June 30, 2016. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2016, we estimate that the shares purchased in May and June 2016 would result in a decline in our capital ratios by approximately 0.1 percentage point.

The purposes of the above two programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Acquisition of Rydex Fund Services, LLC

In October 2016, MUTB acquired 100% of the ownership interest in Rydex Fund Services, LLC, or RFS, the fund administration, fund accounting, and transfer agency services platform for the intermediary product line of Guggenheim Investments with $52 billion of assets under administration as of June 30, 2016. Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, with $202 billion in total assets across fixed income, equity, and alternative strategies as of June 30, 2016. Following the acquisition, RFS was renamed “MUFG Investor Services (US), LLC.”

The acquisition is part of MUTB’s strategic initiative of acquiring overseas fund management companies by MUTB or through its subsidiary Mitsubishi UFJ Fund Services Holdings Limited in an effort to develop the global fund administration business undertaken by MUFG Investor Services, which is the service brand name of the global asset servicing business of MUFG. As a result of the acquisition, MUFG Investor Services’ total assets under administration increased to $422 billion. This acquisition is expected to enable MUTB to meet the diversifying global fund administration needs of its Japanese and overseas customers through the utilization of MUFG Investor Services (US), LLC’s market-leading operational expertise and MUFG’s extensive network.

Business and Capital Alliance with Hitachi

In October 2016, MUFG and Mitsubishi UFJ Lease & Finance Company Limited, or MUL, an equity method investee of MUFG, acquired 26,884,484 shares, or 23.0%, and 4,909,340 shares, or 4.2%, respectively, of the outstanding shares of Hitachi Capital Corporation, or HC, from Hitachi, Ltd. for ¥3,400 per share. In addition, in October 2016, HC agreed to acquire 26,678,000 shares of MUL from the market. Furthermore, each of MUFG and MUL expects to appoint a representative to HC’s board of directors, and HC expects to appoint a representative to MUL’s board of directors, each subject to the shareholder approval necessary for the appointment.

These transactions and arrangements were made as part of the agreement made in May 2016 among MUFG, BTMU, MUL, Hitachi and HC to form a business alliance to strengthen the financial operations of MUL and HC, including building an open financial platform. As a result of discussions for building an open financial platform, on January 4, 2017, MUL and HC established a joint venture called Japan Infrastructure Initiative Company Limited. MUL and HC are also expected to commence discussions at a later date, as appropriate, on ways to further strengthen their relationship, including, as an option, integrating their operations in the future.

Capital and Business Alliance with Security Bank Corporation

In April 2016, BTMU acquired a 20.0% equity interest, on a fully diluted basis, in Security Bank Corporation, a leading commercial bank in the Philippines, through a private placement of newly issued common shares and preferred shares with voting rights, for 245 Philippine pesos per common share and 0.1 Philippine peso per preferred share, or 36.9 billion Philippine pesos, or ¥91.3 billion, in the aggregate. As part of the capital and business alliance between BTMU and Security Bank, BTMU has designated two directors of Security Bank’s board of directors. Security Bank became an equity method investee of BTMU. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. BTMU and Security Bank will collaborate to offer enhanced services by leveraging their expertise and customer bases.

Implementation of Measures to Comply with U.S. Enhanced Prudential Standards

Effective July 1, 2016, MUAH was designated as our U.S. intermediate holding company to comply with the FRB’s enhanced prudential standards. As of the same date, BTMU, MUTB and MUSHD transferred to MUAH their ownership interests in their U.S. subsidiaries and affiliates, namely, BTMU Capital Corporation, BTMU Securities, Inc., MUFG Americas Capital Company, Morgan Stanley MUFG Loan Partners, LLC,

MUFG Fund Services (USA) LLC, and MUFG Securities Americas Inc. (formerly Mitsubishi UFJ Securities (USA), Inc.). As a result of the ownership transfer transactions, MUFG and BTMU hold 3.8% and 96.2%, respectively, of the ownership interest in MUAH. Prior to the transactions, BTMU held all of the ownership interest in MUAH. Resources and management attention are being expended to implement an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries and affiliates to comply with applicable regulatory requirements.

Recent Financial Regulatory Developments

In December 2016, the FRB issued its final long-term debt and TLAC rules for U.S. global systemically important bank holding companies and U.S. intermediate holding companies of non-U.S. global systemically important banks, such as MUAH. Under the rules, MUAH is expected to be required to shift a portion of its financing through bonds issued to external investors to long-term debt from its parent companies. The rules will apply as of January 1, 2019. We intend to continue to assess the impact of the rules on MUAH as well as on an MUFG group basis and pursue efficient long-term debt financing and regulatory capital management strategies.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses, impairment of investment securities, the allowance for repayment of excess interest, the valuation of deferred tax assets, accruals for uncertain tax positions, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions)
Interest income	¥1,484.3	¥1,465.6
Interest expense	353.7	360.2

Net interest income	1,130.6	1,105.4

Credit for credit losses	7.2	58.7
Non-interest income	756.1	1,251.8
Non-interest expense	1,383.7	1,410.1

Income before income tax expense	510.2	1,005.8
Income tax expense	97.1	252.5

Net income before attribution of noncontrolling interests	¥413.1	¥753.3
Net income attributable to noncontrolling interests	31.8	2.4

Net income attributable to Mitsubishi UFJ Financial Group	¥381.3	¥750.9

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2016 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015			2016
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥153,157.0	¥559.8	0.73%	¥146,106.6	¥507.5	0.69%
Foreign	101,114.1	924.5	1.82	95,792.5	958.1	2.00

Total	¥254,271.1	¥1,484.3	1.16%	¥241,899.1	¥1,465.6	1.21%

Financed by:
Interest-bearing liabilities:
Domestic	¥157,932.4	¥(138.6)	0.18%	¥164,357.6	¥(142.6)	0.17%
Foreign	64,755.7	(215.1)	0.66	57,048.1	(217.6)	0.76

Total	222,688.1	(353.7)	0.32	221,405.7	(360.2)	0.32
Non-interest-bearing liabilities	31,583.0			20,493.4

Total	¥254,271.1		0.28%	¥241,899.1		0.30%

Net interest income and interest rate spread		¥1,130.6	0.84%		¥1,105.4	0.89%
Net interest income as a percentage of total interest-earning assets			0.89%			0.91%

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income decreased ¥25.2 billion to ¥1,105.4 billion for the six months ended September 30, 2016 from ¥1,130.6 billion for the six months ended September 30, 2015. The decrease was primarily attributable to lower interest rates in Japan and lower balances of our Japanese government bond portfolio and domestic loan portfolio, as well as higher U.S. dollar funding rates and additional issuances of bonds. In the United States, short-term interest rates were higher for the six months ended September 30, 2016, compared to the same period of the previous fiscal year, and long-term interest rates began to rise particularly towards the end of the six months ended September 30, 2016, after being on a generally declining trend for several months. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased five basis points.

Interest income decreased ¥18.7 billion to ¥1,465.6 billion for the six months ended September 30, 2016 from ¥1,484.3 billion for the same period of the previous fiscal year. Domestic interest income decreased ¥52.3 billion mainly due to a ¥33.5 billion decrease in interest income from the domestic loan business, which reflected a ¥1.56 trillion decrease in the average domestic loan balance and a 0.07 percentage point decrease in the average domestic loan interest rate. Foreign interest income increased ¥33.6 billion due in part to a ¥4.38 trillion increase in the average balance of trading account assets. The increase in foreign interest income was also attributable to higher lending rates.

Interest expense increased ¥6.5 billion to ¥360.2 billion for the six months ended September 30, 2016 from ¥353.7 billion for the same period of the previous fiscal year. Domestic interest expense increased ¥4.0 billion, and foreign interest expense increased ¥2.5 billion. The higher domestic interest expense was primarily attributable to higher U.S. dollar funding rates and additional issuances of bonds. The higher foreign interest expense was mainly due to higher money market interest rates in the United States.

The average interest rate spread increased 0.05 percentage points to 0.89% for the six months ended September 30, 2016 from 0.84% for the six months ended September 30, 2015. Between the same periods, the average interest rate spread on domestic activities decreased 0.03 percentage points to 0.52% from 0.55%, while the average interest rate spread on foreign activities increased 0.08 percentage points to 1.24% from 1.16%. The decrease in the average interest rate spread on domestic activities reflected the near zero interest rate environment in Japan. The increase in the average interest rate spread on foreign activities mainly reflected higher lending rates and higher short-term interest rates.

The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy throughout the reporting period. As a result, the yield on many financial instruments and other market interest rates in Japan have declined to negative levels, and the average interest rate on domestic assets continued to decline while the average rate on domestic liabilities reached historically low levels. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, market interest rates may decline further, and our interest rate spread on domestic activities will likely continue to be under severe pressure. On the other hand, in the United States, the FRB raised the target range for the federal funds rate to between 0.25% and 0.5% in December 2015 and to between 0.5% to 0.75% in December 2016. The FRB may decide to raise it further in the coming months, which may provide an opportunity to improve our interest rate spread but which may adversely impact our interest-earnings assets and interest-bearing liabilities.

The average balance of interest-earning assets decreased ¥12.37 trillion to ¥241.90 trillion for the six months ended September 30, 2016 from ¥254.27 trillion for the six months ended September 30, 2015. The average balance of domestic interest-earning assets decreased ¥7.04 trillion mainly due to a decrease in the balance of our available-for-sale Japanese government bond portfolio and a decrease in the average balance of domestic loans particularly to governmental institutions as well as a decrease in foreign currency-denominated domestic loans. The average balance of foreign interest-earning assets decreased ¥5.32 trillion mainly due to the lower Japanese yen value of foreign currency-denominated loans and deposits in other banks, reflecting the impact of the appreciation of the Japanese yen against other major currencies. This decrease was partially offset by an increase in the balances of trading account assets, particularly U.S. Treasury bonds.

The average balance of interest-bearing liabilities decreased ¥1.28 trillion to ¥221.41 trillion for the six months ended September 30, 2016 from ¥222.69 trillion for the six months ended September 30, 2015. While the average domestic interest-bearing liabilities increased ¥6.43 trillion mainly due to a larger balance of deposits, the average foreign interest-bearing liabilities decreased ¥7.71 trillion mainly due to the lower translated Japanese yen values of deposits and long-term debt, reflecting the impact of the appreciation of the Japanese yen against other major currencies.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision (credit) for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥29.9	¥27.5
Fees and commissions on remittances and transfers	84.5	83.7
Fees and commissions on foreign trading business	39.0	35.3
Fees and commissions on credit card business	92.8	96.6
Fees and commissions on security-related services	155.3	110.1
Fees and commissions on administration and management services for investment funds	77.4	77.3
Trust fees	56.4	51.0
Guarantee fees	26.3	20.9
Insurance commissions	35.4	33.3
Fees and commissions on real estate business	20.2	17.1
Other fees and commissions	112.7	135.1

Total	729.9	687.9
Foreign exchange gains (losses)—net	41.6	(20.7)
Trading account profits (losses)—net:
Net profits on derivative contracts	180.1	41.3
Net profits (losses) on trading account securities, excluding derivatives	(464.9)	243.5

Total	(284.8)	284.8
Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	62.0	56.5
Marketable equity securities	59.5	96.3
Impairment losses on available-for-sale securities:
Debt securities	(1.2)	(0.1)
Marketable equity securities	(3.3)	(31.9)
Other	2.8	6.2

Total	119.8	127.0
Equity in earnings of equity method investees—net	114.3	128.5
Other non-interest income	35.3	44.3

Total non-interest income	¥756.1	¥1,251.8

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•

Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•

Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•

Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•

Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits (losses)

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the six months ended September 30, 2016.

We generally do not separate for financial reporting purposes customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of:

•

Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•

Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary.

Six months ended September 30, 2016 compared to Six months ended September 30, 2015

Non-interest income increased ¥495.7 billion to ¥1,251.8 billion for the six months ended September 30, 2016 from ¥756.1 billion for the six months ended September 30, 2015. This increase was mainly attributable to the improvement of ¥708.4 billion in net profits on trading account securities, excluding derivatives, which reflected higher fair values of U.S. Treasury bonds and European sovereign bonds accounted for under the fair value option.

Fees and commissions income

Fees and commissions income decreased ¥42.0 billion primarily due to lower fees and commissions on security-related services, reflecting lower volumes of investment fund sales at our banking subsidiaries and securities subsidiaries in Japan and lower volumes of underwriting and sales transactions at our securities subsidiaries in the United States, which more than offset an increase in other fees and commissions income. Other fees and commissions income increased mainly due to an increase in fees and commissions from large-scale event-driven financing transactions.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange gains on derivative contracts	¥69.1	¥181.3
Net foreign exchange gains (losses) on other than derivative contracts	(139.0)	2,244.9
Net foreign exchange gains (losses) related to the fair value option	111.5	(2,446.9)

Total	¥41.6	¥(20.7)

Net foreign exchange losses for the six months ended September 30, 2016 were ¥20.7 billion, compared to net gains of ¥41.6 billion for the six months ended September 30, 2015. This was mainly due to larger transaction losses on the Japanese yen conversion of investment securities denominated in foreign currencies, such as U.S. Treasury bonds and European sovereign bonds, in our banking subsidiaries as the Japanese yen appreciated against other major currencies during the six months ended September 30, 2016. The larger net foreign exchange losses on foreign currency-denominated investment securities under the fair value option were offset to a large extent by an increase in net foreign exchange gains on other than derivative contracts, primarily reflecting the foreign exchange translation impact on transactions in monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on derivative contracts
Interest rate contracts	¥45.2	¥67.7
Equity contracts	93.0	(19.7)
Commodity contracts	0.1	0.7
Credit derivatives	7.0	12.5
Other	34.8	(19.9)

Total	180.1	41.3

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	(68.4)	90.4
Trading account securities under the fair value option	(396.5)	153.1

Total	(464.9)	243.5

Total	¥(284.8)	¥284.8

Net trading account profits for the six months ended September 30, 2016 were ¥284.8 billion, compared to net trading account losses of ¥284.8 billion for the six months ended September 30, 2015. This improvement was mainly due to ¥153.1 billion of net profits on trading account securities under the fair value option for the six months ended September 30, 2016, compared to ¥396.5 billion of net losses on such securities for the same period of the previous fiscal year. This resulted mainly from higher prices of U.S. Treasury bonds and European sovereign bonds, including German and French government bonds, as interest rates of such securities were generally on a declining trend during most of the six months ended September 30, 2016. In addition, net profits on trading account securities increased ¥158.8 billion, primarily reflecting higher trading volumes in, and larger price increases of, U.S. Treasury bonds and European sovereign bonds.

Net profits on derivative contracts decreased ¥138.8 billion to ¥41.3 billion for the six months ended September 30, 2016, from ¥180.1 billion for the same period of the previous fiscal year. This decrease was mainly due to a ¥112.7 billion decline in net profits on equity contracts, reflecting decreases in the fair values of equity swap and equity future contracts.

Net investment securities gains (losses)

Net investment securities gains increased ¥7.2 billion to ¥127.0 billion for the six months ended September 30, 2016, from ¥119.8 billion for the same period of the previous fiscal year. This was primarily due to an increase of ¥36.8 billion in net gains on sales of available-for-sale marketable equity securities as we continued to sell down our equity holdings in an effort to reduce the risk of stock price fluctuations. This increase was partially offset by larger impairment losses on available-for-sale equity securities, mainly reflecting the lower Japanese stock prices.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions)
Salaries and employee benefits	¥574.2	¥555.7
Occupancy expenses—net	87.8	90.4
Fees and commissions expenses	139.5	133.2
Outsourcing expenses, including data processing	121.0	124.0
Depreciation of premises and equipment	46.2	47.9
Amortization of intangible assets	116.2	112.6
Impairment of intangible assets	0.2	1.0
Insurance premiums, including deposit insurance	45.8	45.9
Communications	29.0	27.8
Taxes and public charges	43.8	45.0
Other non-interest expenses	180.0	226.6

Total non-interest expense	¥1,383.7	¥1,410.1

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges,

•

provision for repayment of excess interest, which includes the amount of money reserved for the estimated amount of repayment of excess interest payments received in our consumer finance and credit card subsidiaries,

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values, and

•	other non-interest expenses.

Non-interest expense increased ¥26.4 billion to ¥1,410.1 billion for the six months ended September 30, 2016, from ¥1,383.7 billion for the same period of the previous fiscal year mainly due to a ¥46.6 billion increase in other non-interest expenses, partially offset by a ¥18.5 billion decrease in salaries and employee benefits.

Salaries and employee benefits

The decrease of ¥18.5 billion in salaries and employee benefits was mainly attributable to the appreciation of the Japanese yen against the U.S. dollar and other major currencies, which resulted in a decrease in the translated Japanese yen amount of salaries and employee benefits in our foreign banking subsidiaries.

Other non-interest expenses

The increase of ¥46.6 billion in other non-interest expenses was mainly due to provision for an off-balance sheet credit instrument issued to a large borrower in the domestic electronics manufacturing industry as well as an increase in provision for contingent liabilities related to regulatory matters.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in billions, except percentages)
Income before income tax expense	¥510.2	¥1,005.8
Income tax expense	97.1	252.5
Effective income tax rate	19.0%	25.1%
Combined normal effective statutory tax rate	33.9%	31.5%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 33.9% and 31.5% for each of the six months ended September 30, 2015 and 2016, respectively. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

For the six months ended September 30, 2016, the effective income tax rate was 25.1%, which was 6.4 percentage points lower than the combined normal effective statutory tax rate of 31.5%. This was partly due to our receipt of nontaxable dividends, which resulted in a decrease of ¥31.9 billion, or 3.2%, in income tax expense for the six months ended September 30, 2016. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was the revisions of domestic tax laws. In June 2016, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law. The revisions will reduce the combined normal effective statutory tax rate from approximately 31.5% as of March 31, 2016 to approximately 30.6% starting in a corporation’s fiscal year that begins on or after April 1, 2017. The revisions resulted in a release of net deferred tax liabilities, which had the effect of reducing our income tax expense for the six months ended September 30, 2016 by ¥19.5 billion, or 1.9%.

For the six months ended September 30, 2015, the effective income tax rate was 19.0%, which was 14.9 percentage points lower than the combined normal effective statutory tax rate of 33.9%. This primarily reflected the revisions of domestic tax laws.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision (credit) for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

Our internal management accounting rules and practices are based on a matrix framework management uses to manage the operations of our group companies. The framework consists of an integrated business group system and an operating entity system. The integrated business group system integrates the operations of our group companies into five business groups—Retail Banking, Corporate Banking, Global, Trust Assets and Global Markets. Under the operating entity system, our group companies are grouped under the major operating subsidiaries as follows: BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries. Our reporting segments are based on the integrated business group system as it reflects management’s view that the operating entities provide financial services and products under unified strategies for each of the integrated business groups as well as on an MUFG group-wide basis. Accordingly, our reporting segments consist of the five business groups described above, which serve as the core sources of our revenue, as well as “Other,” which represents the operations that are not covered under the five business groups and the elimination of duplicated amounts of net revenues among business segments as further described below.

The following is a brief explanation of our business segments:

Retail Banking Business Group—Covers all retail businesses, including commercial banking, trust banking and securities businesses, in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all Japanese corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, in and outside Japan. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, or MUB, and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Effective April 1, 2016, we made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business are recorded in both the Corporate Banking Business Group and the Global Business Group. The double-counting of these amounts is eliminated in aggregating the amounts of net revenues, operating expenses and operating profits (losses) of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group and the Trust Assets Business Group, which amounts are shown in the Total of Customer Business column in the tables below. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business were previously recorded only in the Global Business Group. This modification reflected management’s determination that, given the operations of the Corporate Banking Business Group servicing Japanese corporate clients, the Corporate Banking Business Group’s responsibility should be clarified to extend beyond the businesses with Japanese corporate clients in Japan to the businesses with Japanese corporate clients in overseas markets. This modification had the impact of increasing the operating profit of the Corporate Banking Business Group for the six months ended September 30, 2015 by ¥16.4 billion. In addition, other modifications had the impact of increasing the operating profits of the Global Markets Business Group and Other for the same period by ¥0.7 billion and ¥0.5 billion, respectively, and reducing the operating profit of the Global Business Group by ¥1.3 billion. Prior period business segment information has been restated to enable comparisons between the relevant amounts for the six months ended September 30, 2015 and 2016.

Effective April 1, 2016, we also made modifications to our internal management accounting rules and practices for MUAH and Krungsri to eliminate the presentation of operating profits for MUAH and Krungsri as sub-categories of the Global Business Group. In prior periods, the presentation of the Global Business Group’s operating profit was broken down into the operating profit attributable to each of MUAH, Krungsri and Other than MUAH/Krungsri. However, management no longer considers the breakdown to reflect the responsibility for profits among MUAH, Krungsri and Other than MUAH/Krungsri, particularly in light of the recent changes to the group company structure in the United States to comply with U.S. Enhanced Prudential Standards.

For further information, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following tables set forth our business segment information for the six months ended September 30, 2015 and 2016:

	Customer Business
Six months ended September 30, 2015	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥646.6	¥540.8	¥651.0	¥87.9	¥1,829.9	¥332.0	¥14.2	¥2,176.1
BTMU and MUTB:	274.4	431.4	226.2	37.5	916.3	238.2	80.9	1,235.4
Net interest income	177.8	185.7	108.8	—	448.5	129.6	128.6	706.7
Net fees	92.5	193.7	88.2	37.5	396.6	(13.2)	(44.0)	339.4
Other	4.1	52.0	29.2	—	71.2	121.8	(3.7)	189.3
Other than BTMU and MUTB(2)	372.2	109.4	424.8	50.4	913.6	93.8	(66.7)	940.7
Operating expenses	488.9	303.3	417.2	50.9	1,180.3	106.9	75.5	1,362.7

Operating profit (loss)	¥157.7	¥237.5	¥233.8	¥37.0	¥649.6	¥225.1	¥(61.3)	¥813.4

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥96.4 billion of net revenue, ¥80.0 billion of operating expenses and ¥16.4 billion of operating profit relating to the overseas Japanese corporate business for the six months ended September 30, 2015. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

	Customer Business
Six months ended September 30, 2016	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥584.2	¥501.6	¥579.4	¥82.6	¥1,668.7	¥357.3	¥(10.8)	¥2,015.2
BTMU and MUTB:	243.0	403.6	200.7	35.1	836.2	266.8	61.7	1,164.7
Net interest income	168.2	171.5	92.2	—	413.5	120.3	91.9	625.7
Net fees	71.5	188.8	87.0	35.1	368.8	(2.6)	(37.5)	328.7
Other	3.3	43.3	21.5	—	53.9	149.1	7.3	210.3
Other than BTMU and MUTB(2)	341.2	98.0	378.7	47.5	832.5	90.5	(72.5)	850.5
Operating expenses	480.1	293.2	372.7	52.9	1,124.8	100.8	73.4	1,299.0

Operating profit (loss)	¥104.1	¥208.4	¥206.7	¥29.7	¥543.9	¥256.5	¥(84.2)	¥716.2

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥79.1 billion of net revenue, ¥74.1 billion of operating expenses and ¥5.0 billion of operating profit relating to the overseas Japanese corporate business for the six months ended September 30, 2016. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

Retail Banking Business Group

Net revenue of the Retail Banking Business Group decreased ¥62.4 billion to ¥584.2 billion for the six months ended September 30, 2016 from ¥646.6 billion for the six months ended September 30, 2015. Retail Banking Business Group net revenue mainly consists of domestic revenues from commercial banking operations, such as deposit and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The decrease in net revenue was mainly attributable to a decrease in fees and commissions on sales of securities primarily due to weaker customer demand in response to uncertain market conditions. The decrease in net revenue was also attributable to lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the negative interest rate environment in Japan.

Operating expenses of the Retail Banking Business Group decreased ¥8.8 billion to ¥480.1 billion for the six months ended September 30, 2016 from ¥488.9 billion for the six months ended September 30, 2015.

As a result, operating profit of the Retail Banking Business Group decreased ¥53.6 billion to ¥104.1 billion for the six months ended September 30, 2016 from ¥157.7 billion for the six months ended September 30, 2015.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥39.2 billion to ¥501.6 billion for the six months ended September 30, 2016 from ¥540.8 billion for the six months ended September 30, 2015. Corporate Banking Business Group net revenue mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The decrease in net revenue was mainly attributable to a decrease in net revenue related to operations funded by deposits and loans to corporate clients due to tighter interest rate spreads in the negative interest rate environment in Japan, which more than offset the increase in fees and commissions from large-scale hybrid financing transactions.

Operating expenses of the Corporate Banking Business Group decreased ¥10.1 billion to ¥293.2 for the six months ended September 30, 2016 from ¥303.3 billion for the six months ended September 30, 2015.

As a result, operating profit of the Corporate Banking Business Group decreased ¥29.1 billion to ¥208.4 billion for the six months ended September 30, 2016 from ¥237.5 billion for the six months ended September 30, 2015.

Global Business Group

Net revenue of the Global Business Group decreased ¥71.6 billion to ¥579.4 billion for the six months ended September 30, 2016 from ¥651.0 billion for the six months ended September 30, 2015. Net revenue of the Global Business Group mainly consists of commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The decrease in net revenue was mainly attributable to the negative impact of the appreciation of the Japanese yen against other major currencies on the translated Japanese yen value of the business group’s income, more than offsetting the positive impact of improvements in the event-driven financing business in Asia and Oceania, EMEA and the Americas.

Operating expenses of the Global Business Group decreased ¥44.5 billion to ¥372.7 billion for the six months ended September 30, 2016 from ¥417.2 billion for the six months ended September 30, 2015.

As a result, operating profit of the Global Business Group decreased ¥27.1 billion to ¥206.7 billion for the six months ended September 30, 2016 from ¥233.8 billion for the six months ended September 30, 2015.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group decreased ¥5.3 billion to ¥82.6 billion for the six months ended September 30, 2016 from ¥87.9 billion for the six months ended September 30, 2015. Trust Assets Business Group net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The decrease in net revenue was primarily attributable to the lower market values of pension funds and investment products, reflecting weaker equity prices in Japan.

Operating expenses of the Trust Assets Business Group increased ¥2.0 billion to ¥52.9 billion for the six months ended September 30, 2016 from ¥50.9 billion for the six months ended September 30, 2015. The increase in operating expenses was mainly attributable to the operating expenses for the alternative fund services business that we acquired from UBS Global Asset Management in December 2015.

As a result, operating profit of the Trust Assets Business Group decreased ¥7.3 billion to ¥29.7 billion for the six months ended September 30, 2016 from ¥37.0 billion for the six months ended September 30, 2015.

Global Markets Business Group

Net revenue of the Global Markets Business Group increased ¥25.3 billion to ¥357.3 billion for the six months ended September 30, 2016 from ¥332.0 billion for the six months ended September 30, 2015. This was mainly due to an increase in revenue from the asset and liability management operations, primarily reflecting an increase in realized gains on sales of foreign government bonds as interest rates in the United States and Europe were on decreasing trends. This increase was partially offset by a decrease in realized gains on sales of Japanese government bonds, primarily reflecting lower sales volumes of such bonds.

Operating expenses of the Global Markets Business Group decreased ¥6.1 billion to ¥100.8 billion for the six months ended September 30, 2016 from ¥106.9 billion for the six months ended September 30, 2015.

As a result, operating profit of the Global Markets Business Group increased ¥31.4 billion to ¥256.5 billion for the six months ended September 30, 2016 from ¥225.1 billion for the six months ended September 30, 2015.

Financial Condition

Total Assets

Our total assets as of September 30, 2016 were ¥288.91 trillion, a decrease of ¥3.65 trillion from ¥292.56 trillion as of March 31, 2016, mainly due to a ¥9.27 trillion decrease in net loans, a ¥3.55 trillion decrease in investment securities and a ¥3.87 trillion decrease in interest-earning deposits in other banks. These decreases were partially offset by a ¥12.31 trillion increase in cash and due from banks.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2016 and September 30, 2016, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2016	September 30, 2016
	(in billions)
Domestic:
Manufacturing	¥12,158.6	¥11,664.0
Construction	913.2	795.3
Real estate	11,175.1	11,396.3
Services	2,503.4	2,463.3
Wholesale and retail	7,891.4	7,799.5
Banks and other financial institutions(1)	5,146.9	5,003.7
Communication and information services	1,509.9	1,691.7
Other industries	14,739.8	10,249.9
Consumer	16,397.6	16,375.5

Total domestic	72,435.9	67,439.2

Foreign:
Governments and official institutions	1,125.0	1,169.6
Banks and other financial institutions(1)	13,654.4	12,527.7
Commercial and industrial	30,056.5	27,188.3
Other	5,818.7	5,293.2

Total foreign	50,654.6	46,178.8

Unearned income, unamortized premium—net and deferred loan fees—net	(299.5)	(276.9)

Total(2)	¥122,791.0	¥113,341.1

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥100.9 billion and ¥80.1 billion as of March 31, 2016 and September 30, 2016, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the six months ended September 30, 2016, the average balance of loans was ¥117.69 trillion, accounting for 48.7% of the average total interest-earning assets, compared to ¥121.91 trillion, representing 47.9% of the average total interest-earning assets, for the same period in the previous fiscal year. As of September 30, 2016, our total loans were ¥113.34 trillion, accounting for 39.2% of total assets, compared to ¥122.79 trillion, accounting for 42.0% of total assets, as of March 31, 2016. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, domestic loans increased from 58.9% to 59.4% between March 31, 2016 and September 30, 2016, while foreign loans decreased from 41.1% to 40.6% between those two dates.

Our domestic loan balance decreased ¥5.00 trillion, or 6.9%, between March 31, 2016 and September 30, 2016. The decrease was attributable to a decrease in our loans outstanding to borrowers in the other industries category, primarily reflecting repayments of loans by national governmental institutions as well as a decrease in the translated Japanese yen value of foreign currency-denominated domestic loans as a result of the appreciation of the Japanese yen against other major currencies.

Our foreign loan balance decreased ¥4.47 trillion, or 8.8%, between March 31, 2016 and September 30, 2016. This decrease primarily reflected the translated Japanese yen value of the loan balance, which was negatively impacted by the appreciation of the Japanese yen against other major currencies. The negative foreign currency translation impact was greater than the positive impact of increased lending activity in terms of local currencies in the United States and Thailand.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2015 and 2016:

Six months ended September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5
Provision (credit) for credit losses	(41.3)	(4.5)	0.7	6.1	31.8	(7.2)
Charge-offs	75.9	4.2	4.4	3.7	28.3	116.5
Recoveries	7.7	1.2	1.5	1.0	6.4	17.8

Net charge-offs	68.2	3.0	2.9	2.7	21.9	98.7
Others(1)	(4.4)	—	—	0.9	1.2	(2.3)

Balance at end of period	¥693.8	¥64.9	¥33.5	¥69.1	¥86.0	¥947.3

Six months ended September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1
Provision (credit) for credit losses	(94.5)	0.5	6.5	1.5	27.3	(58.7)
Charge-offs	55.0	3.4	8.1	12.1	23.0	101.6
Recoveries	9.8	1.0	1.2	0.8	6.6	19.4

Net charge-offs	45.2	2.4	6.9	11.3	16.4	82.2
Others(1)	(17.6)	0.0	—	(14.7)	(12.4)	(44.7)

Balance at end of period	¥659.3	¥56.7	¥30.8	¥83.9	¥94.8	¥925.5

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

We recorded ¥58.7 billion of credit for credit losses for the six months ended September 30, 2016, compared to ¥7.2 billion of credit for credit losses for the same period in the previous fiscal year. Significant trends in each portfolio segment are discussed below.

Commercial segment—The financial performance and repayment ability of a substantial portion of borrowers in the segment continued to improve. In addition, the repayment ability of a large borrower in the domestic electronics manufacturing industry also improved as a result of financial support by a new shareholder of the borrower. These trends resulted in improvements in factors that were considered in determining the appropriate level of allowance for credit losses, including the probability of default. Primarily in light of these and other factors, we recorded credit for credit losses for the six months ended September 30, 2016.

Residential segment—We recorded a provision for credit losses as the balance of housing loans increased during the six months ended September 30, 2016. The stable corporate environment in recent periods, however, has contributed to higher income for borrowers in the segment, resulting in an overall improvement in the credit quality of our residential loan portfolio.

Card segment—We recorded a larger provision for credit losses in the segment for the six months ended September 30, 2016 compared to the same period of the previous fiscal year primarily because our loan balance remained more stable compared to the same period of the previous fiscal year when we reduced our loan balance in this segment. The larger provision was also attributable to the tapering of the improving trend in the probability of default in the card loan portfolio. Although the credit quality of the card loan portfolio further improved due to the continued application of our refined borrower screening since June 2010 under regulatory reforms in the consumer finance industry and higher income for borrowers in the stable corporate environment in recent periods, the degree of improvement in the credit quality of the loan portfolio was less during the six months ended September 30, 2016 compared to prior periods when we initiated our credit enhancement measures.

MUAH segment—We recorded a smaller provision for credit losses in the segment for the six months ended September 30, 2016 compared to the same period of the previous fiscal year. This reflected moderate tapering of the deterioration in the credit quality of the oil and gas sector in our loan portfolio. In addition, the provision for credit losses taken in the same period of the previous fiscal year reflected the decline in prices of natural resources that already occurred at that time. The smaller provision was also due to the impact of the appreciation of the Japanese yen against the U.S. dollar.

Krungsri segment—We recorded a smaller provision for credit losses in the segment for the six months ended September 30, 2016 compared to the same period of the previous fiscal year, mainly due to the impact of the appreciation of the Japanese yen against the Thai baht.

Charge-offs decreased ¥14.9 billion to ¥101.6 billion for the six months ended September 30, 2016 from ¥116.5 billion for the same period of the previous fiscal year. This was primarily due to a decrease in charge-offs in the Commercial segment, where a sizable portion of the loans to a large borrower in the domestic electronics manufacturing industry was charged off during the six months ended September 30, 2015. In contrast, charge-offs of loans increased in the MUAH segment, particularly in the oil and gas sector of MUAH’s commercial and industrial portfolio. Charge-offs in the Card segment were higher for the six months ended September 30, 2016, compared to the same period of the previous fiscal year when our collection efforts resulted in larger collection of non-defaulted past due loans.

Our total allowance for credit losses as of September 30, 2016 was ¥925.5 billion, a decrease of ¥185.6 billion from ¥1,111.1 billion as of March 31, 2016, reflecting the credit for credit losses of ¥58.7 billion and net charge-offs of ¥82.2 billion for the six months ended September 30, 2016. For further information on our allowance for credit losses, see “— Allowance for credit losses” below.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for loans individually evaluated for impairment or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

During the six months ended September 30, 2016, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2016 and September 30, 2016 are shown below:

As of March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥642.8	¥39.2	¥21.3	¥13.4	¥14.4	¥731.1
Collectively evaluated for impairment	159.8	17.9	9.9	94.9	81.8	364.3
Loans acquired with deteriorated credit quality	14.0	1.5	0.0	0.1	0.1	15.7

Total	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1

Loans:
Individually evaluated for impairment	¥1,347.7	¥140.5	¥78.7	¥100.5	¥43.6	¥1,711.0
Collectively evaluated for impairment	92,698.5	14,085.2	503.7	9,257.8	4,608.6	121,153.8
Loans acquired with deteriorated credit quality	40.4	11.0	11.5	39.8	22.1	124.8

Total(1)	¥94,086.6	¥14,236.7	¥593.9	¥9,398.1	¥4,674.3	¥122,989.6

As of September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥509.9	¥35.8	¥20.8	¥21.0	¥17.6	¥605.1
Collectively evaluated for impairment	134.8	19.1	10.0	62.9	77.1	303.9
Loans acquired with deteriorated credit quality	14.6	1.8	0.0	—	0.1	16.5

Total	¥659.3	¥56.7	¥30.8	¥83.9	¥94.8	¥925.5

Loans:
Individually evaluated for impairment	¥1,236.3	¥131.3	¥74.1	¥77.6	¥48.3	¥1,567.6
Collectively evaluated for impairment	85,020.1	14,125.5	507.7	8,040.5	4,178.8	111,872.6
Loans acquired with deteriorated credit quality	38.2	10.7	11.2	28.3	9.4	97.8

Total(1)	¥86,294.6	¥14,267.5	¥593.0	¥8,146.4	¥4,236.5	¥113,538.0

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Our total allowance for credit losses decreased ¥185.6 billion to ¥925.5 billion as of September 30, 2016 from ¥1,111.1 billion as of March 31, 2016. This was attributable to a decrease of ¥126.0 billion in allowance for credit losses provided for loans individually evaluated for impairment and a decrease of ¥60.4 billion in allowance for credit losses provided for loans collectively evaluated for impairment. The total allowance for credit losses represented 0.82% of our total loan portfolio as of September 30, 2016, a decrease of 0.08 percentage points from 0.90% as of March 31, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—The total allowance for this segment decreased ¥157.3 billion between March 31, 2016 and September 30, 2016. The allowance for credit losses for loans individually evaluated for impairment decreased ¥132.9 billion between March 31, 2016 and September 30, 2016. This primarily reflected a decrease in the allowance for credit losses for loans to a large borrower in the domestic electronics manufacturing industry whose repayment ability improved as a result of financial support by a new shareholder of the borrower. Sales of impaired loans also contributed to the decrease in the allowance for credit losses individually evaluated for impairment in the segment. The allowance for credit losses for loans collectively evaluated for impairment decreased ¥25.0 billion. This decrease mainly reflected the overall improvement in the credit quality of the portfolio in recent periods, resulting in improvements in factors that were considered in determining the appropriate level of allowance for credit losses, including the probability of default. The decrease was also due to a decrease in the total loan balance, including the impact of the appreciation of the Japanese yen against other major currencies on the translated Japanese yen amount of the foreign loan balance. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2016 was 0.76%, compared to 0.87% as of March 31, 2016.

Residential segment—The total allowance for this segment decreased ¥1.9 billion between March 31, 2016 and September 30, 2016. The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥2.3 billion, or 2.88%, between March 31, 2016 and September 30, 2016. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2016 was 0.40%, compared to 0.41% as of March 31, 2016.

Card segment—The total allowance for this segment decreased ¥0.4 billion between March 31, 2016 and September 30, 2016. As a substantial number of borrowers became current with their payments and charge-offs of loans were made at a level deemed appropriate. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment in recent periods had a positive effect on the credit quality of our card loan portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2016 was 5.19%, compared to 5.25% as of March 31, 2016.

MUAH segment—The total allowance for this segment decreased ¥24.5 billion between March 31, 2016 and September 30, 2016 mainly due to the appreciation of the Japanese yen against the U.S. dollar. Allowance for credit losses individually evaluated for impairment increased primarily due to an increase in loans to borrowers in the oil and gas sector transferred to the classified loan category as the financial performance and repayment ability of such borrowers continued to deteriorate. Allowance for credit losses collectively evaluated for impairment decreased as the credit quality of other industry sectors in our portfolio generally improved. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2016 was 1.03%, compared to 1.15% as of March 31, 2016.

Krungsri segment—The total allowance for this segment decreased ¥1.5 billion between March 31, 2016 and September 30, 2016. This was mainly due to the appreciation of the Japanese yen against the Thai baht. However, the total allowance for this segment increased on a local currency basis as the credit quality of the small and medium-sized enterprise loan portfolio continued to deteriorate due to the stagnation of Thailand’s economic recovery. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2016 was 2.24%, compared to 2.06% as of March 31, 2016.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR and the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions)
Commercial
Domestic	¥702.9	¥370.8
Manufacturing	372.8	105.3
Construction	15.2	12.3
Real estate	60.1	52.4
Services	40.5	36.8
Wholesale and retail	132.0	109.4
Banks and other financial institutions	0.7	0.6
Communication and information services	20.3	16.6
Other industries	29.2	9.5
Consumer	32.1	27.9
Foreign-excluding MUAH and Krungsri	189.8	171.0
Residential	79.8	77.5
Card	62.6	61.4
MUAH	66.6	65.0
Krungsri	85.3	79.0

Total(1)	¥1,187.0	¥824.7

Note:

(1)	The above table does not include loans held for sale of ¥0.4 billion and ¥1.4 billion as of March 31, 2016 and September 30, 2016, respectively, and loans acquired with deteriorated credit quality of ¥12.8 billion and ¥10.2 billion as of March 31, 2016 and September 30, 2016, respectively.

Total nonaccrual loans decreased ¥362.3 billion between March 31, 2016 and September 30, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥332.1 billion between March 31, 2016 and September 30, 2016. In the domestic manufacturing category, the decrease of ¥267.5 billion in nonaccrual loans was primarily attributable to the improved repayment ability of a large borrower in the domestic electronics manufacturing industry as a result of financial support by a new shareholder of the borrower, resulting in the transfer of the remaining loan balance of the borrower from nonaccrual status to accrual status. In the domestic wholesale and retail category, the decrease of ¥22.6 billion was primarily due to the improved repayment ability of a number of borrowers, resulting in the transfer of the loans to these borrowers from nonaccrual status to accrual status.

Residential segment—Nonaccrual loans in the segment decreased ¥2.3 billion between March 31, 2016 and September 30, 2016 primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their payments as the stable corporate environment in recent periods contributed to higher income for borrowers in the segment.

Card segment—Nonaccrual loans in the segment decreased ¥1.2 billion between March 31, 2016 and September 30, 2016, as improved household income in the stable corporate environment in recent periods enabled a substantial number of borrowers to become current with their repayments and charge-offs of certain other loans. The continued application of our refined borrower screening also had a positive effect on the credit quality of the portfolio.

MUAH segment—Nonaccrual loans in the segment decreased ¥1.6 billion between March 31, 2016 and September 30, 2016. This was mainly due to the appreciation of the Japanese yen against the U.S. dollar and charge-offs or transfers of classified loans to borrowers in the oil and gas sector to the loans held for sale category. On a local currency basis, nonaccrual loans substantially increased due to transfers from the pass and special mention categories to the classified category of loans to borrowers in the oil and gas sector, which was negatively impacted by continued low commodities prices.

Krungsri segment—Nonaccrual loans in the segment decreased ¥6.3 billion between March 31, 2016 and September 30, 2016. This was mainly due to the appreciation of the Japanese yen against the Thai baht. On a local currency basis, nonaccrual loans substantially increased because the credit quality of the small and medium-sized enterprise loan portfolio continued to deteriorate due to the stagnation of Thailand’s economic recovery.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions)
Commercial(1)
Domestic	¥353.6	¥568.3
Manufacturing	133.5	357.7
Construction	10.5	10.7
Real estate	46.2	43.0
Services	43.9	39.0
Wholesale and retail	95.7	93.9
Banks and other financial institutions	0.0	0.0
Communication and information services	6.9	7.3
Other industries	7.7	7.1
Consumer	9.2	9.6
Foreign-excluding MUAH and Krungsri	103.6	128.1
Residential(1)	60.6	53.7
Card(2)	79.3	74.6
MUAH(2)	98.9	64.9
Krungsri (2)	26.4	32.7

Total	¥722.4	¥922.3

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2016 and September 30, 2016 are nonaccrual TDRs as follows: ¥41.4 billion and ¥39.8 billion—Card; ¥49.2 billion and ¥40.1 billion—MUAH; and ¥13.8 billion and ¥13.4 billion—Krungsri, respectively.

Total TDRs increased ¥199.9 billion between March 31, 2016 and September 30, 2016. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category increased ¥214.7 billion between March 31, 2016 and September 30, 2016. This was mainly due to a ¥224.2 billion increase in the domestic manufacturing category. During the six months ended September 30, 2016, we granted a concession in favor of a large borrower in the domestic electronics manufacturing industry on the loans outstanding to the borrower, which had previously been classified as nonaccrual loans. Later during the same six-month period, the borrower’s repayment ability improved as the borrower received financial support from a new shareholder. As a result, the loans were reclassified as accrual TDRs.

Residential segment—TDRs in the segment decreased ¥6.9 billion between March 31, 2016 and September 30, 2016 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.

Card segment—TDRs in the segment decreased ¥4.7 billion between March 31, 2016 and September 30, 2016 mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUAH segment—TDRs in the segment decreased ¥34.0 billion between March 31, 2016 and September 30, 2016. The decrease was primarily due to charge-offs or transfers of TDR loans to borrowers in the oil and gas sector to the loans held for sale category, in addition to the impact of the appreciation of the Japanese yen against the U.S. dollar.

Krungsri segment—TDRs in the segment increased ¥6.3 billion between March 31, 2016 and September 30, 2016. The increase was primarily due to the continued deterioration of the credit quality of the small and medium-sized enterprise loan portfolio due to the stagnation of Thailand’s economic recovery.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

The primary type of concessions we granted to loans in the Residential and Krungsri segments during the six months ended September 30, 2016 were extensions of the stated maturity dates. During the same six months, reductions in the stated rates were the primary type of concessions we granted to loans in the Commercial and Card segments, and payment deferrals were the primary type of concessions we granted to loans in the MUAH segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2016 and September 30, 2016:

	As of March 31, 2016
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥815.2	¥241.2	¥1,056.4	¥1,101.6	¥467.8
Manufacturing	420.4	85.9	506.3	514.1	283.7
Construction	16.7	8.9	25.6	26.6	7.8
Real estate	67.5	38.9	106.4	113.9	17.1
Services	62.3	22.1	84.4	90.7	27.6
Wholesale and retail	175.0	52.7	227.7	239.7	88.0
Banks and other financial institutions	0.5	0.2	0.7	0.7	0.5
Communication and information services	17.0	10.1	27.1	28.3	11.3
Other industries	30.7	6.2	36.9	38.8	24.5
Consumer	25.1	16.2	41.3	48.8	7.3
Foreign-excluding MUAH and Krungsri	285.3	6.0	291.3	305.0	175.0
Loans acquired with deteriorated credit quality	11.4	—	11.4	21.4	3.3
Residential	133.5	8.5	142.0	173.8	39.6
Card	78.8	0.5	79.3	88.6	21.3
MUAH	68.5	32.0	100.5	108.1	13.4
Krungsri	27.8	16.5	44.3	49.9	14.5

Total(3)	¥1,420.5	¥304.7	¥1,725.2	¥1,848.4	¥734.9

	As of September 30, 2016
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥759.8	¥179.3	¥939.1	¥983.0	¥360.0
Manufacturing	426.4	36.6	463.0	471.2	206.8
Construction	15.6	7.4	23.0	23.8	7.4
Real estate	59.5	35.9	95.4	103.0	15.7
Services	55.3	20.5	75.8	81.2	24.1
Wholesale and retail	153.7	49.6	203.3	214.8	84.0
Banks and other financial institutions	0.5	0.1	0.6	0.6	0.4
Communication and information services	15.0	9.0	24.0	25.6	9.5
Other industries	11.8	4.8	16.6	17.5	5.9
Consumer	22.0	15.4	37.4	45.3	6.2
Foreign-excluding MUAH and Krungsri	275.8	21.4	297.2	318.8	149.9
Loans acquired with deteriorated credit quality	10.8	—	10.8	20.4	3.7
Residential	125.8	6.9	132.7	162.2	36.1
Card	74.2	0.4	74.6	83.0	20.8
MUAH	65.7	11.9	77.6	87.8	21.0
Krungsri	32.4	16.3	48.7	53.7	17.7

Total(3)	¥1,344.5	¥236.2	¥1,580.7	¥1,708.9	¥609.2

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded investments in the loans equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2016 and September 30, 2016 are accrual TDRs as follows: ¥457.2 billion and ¥696.4 billion—Commercial; ¥60.6 billion and ¥53.7 billion—Residential; ¥37.9 billion and ¥34.8 billion—Card; ¥49.6 billion and ¥24.8 billion—MUAH; and ¥8.5 billion and ¥16.1 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.4 billion and ¥1.4 billion as of March 31, 2016 and September 30, 2016, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015		2016
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,066.1	¥10.4	¥1,000.0	¥6.2
Manufacturing	443.0	4.2	484.7	2.5
Construction	31.5	0.4	24.3	0.2
Real estate	131.5	1.2	100.8	0.7
Services	94.3	1.1	80.1	0.6
Wholesale and retail	255.8	2.4	217.7	1.5
Banks and other financial institutions	5.6	0.0	0.6	0.0
Communication and information services	30.8	0.4	25.6	0.2
Other industries	25.1	0.3	26.8	0.2
Consumer	48.5	0.4	39.4	0.3
Foreign-excluding MUAH and Krungsri	196.3	1.3	294.1	2.0
Loans acquired with deteriorated credit quality	11.8	0.5	11.1	0.4
Residential	161.1	1.6	137.2	1.0
Card	87.7	1.7	77.0	1.3
MUAH	63.6	1.1	43.1	0.5
Krungsri	37.7	1.4	47.1	1.5

Total	¥1,624.3	¥18.0	¥1,609.6	¥12.9

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2016 and September 30, 2016:

As of March 31, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥54,765.8	¥2,077.0	¥703.1	¥57,545.9
Manufacturing	11,129.3	602.1	373.0	12,104.4
Construction	842.1	55.3	15.2	912.6
Real estate	10,540.3	461.3	60.1	11,061.7
Services	2,232.9	216.3	40.5	2,489.7
Wholesale and retail	7,226.2	523.8	132.0	7,882.0
Banks and other financial institutions	5,133.4	12.7	0.7	5,146.8
Communication and information services	1,432.2	51.5	20.3	1,504.0
Other industries	14,611.1	96.5	29.2	14,736.8
Consumer	1,618.3	57.5	32.1	1,707.9
Foreign-excluding MUAH and Krungsri	35,202.1	1,102.4	195.8	36,500.3
Loans acquired with deteriorated credit quality	18.3	16.1	6.0	40.4

Total	¥89,986.2	¥3,195.5	¥904.9	¥94,086.6

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,156.0	¥80.7	¥14,236.7
Card	¥530.9	¥63.0	¥593.9

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,650.7	¥27.1	¥5,373.2	¥126.3	¥177.8	¥9,355.1

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,422.0	¥161.5	¥90.8	¥4,674.3

As of September 30, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥50,075.6	¥2,111.9	¥370.9	¥52,558.4
Manufacturing	10,786.3	761.2	105.3	11,652.8
Construction	724.0	58.4	12.3	794.7
Real estate	10,841.1	359.5	52.3	11,252.9
Services	2,192.9	224.0	36.8	2,453.7
Wholesale and retail	7,186.2	494.8	109.4	7,790.4
Banks and other financial institutions	5,016.8	11.2	0.6	5,028.6
Communication and information services	1,622.9	47.2	16.6	1,686.7
Other industries	10,134.7	101.9	9.7	10,246.3
Consumer	1,570.7	53.7	27.9	1,652.3
Foreign-excluding MUAH and Krungsri	32,571.7	956.1	170.2	33,698.0
Loans acquired with deteriorated credit quality	16.9	16.0	5.3	38.2

Total	¥82,664.2	¥3,084.0	¥546.4	¥86,294.6

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,189.2	¥78.3	¥14,267.5
Card	¥531.1	¥61.9	¥593.0

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,227.9	¥21.1	¥4,564.9	¥100.7	¥199.3	¥8,113.9

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥3,993.2	¥160.7	¥82.6	¥4,236.5

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥43.0 billion and ¥32.6 billion as of March 31, 2016 and September 30, 2016, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2016.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2016 and September 30, 2016 are based on information as of March 31, 2016 and September 30, 2016, respectively. For the MUAH and Krungsri segments, credit quality indicators as of March 31, 2016 and September 30, 2016 are generally based on information as of December 31, 2015 and June 30, 2016, respectively.

Significant trends in each portfolio segment are discussed below.

Commercial segment—The ratio of loans classified as Close Watch or below to total loans in the segment decreased 0.2 percentage points to 4.2% as of September 30, 2016 from 4.4% as of March 31, 2016. The decrease reflected a decrease in loans rated Close Watch or below. Loans classified as Close Watch or below decreased for most of the categories in the segment, particularly for the domestic manufacturing, real estate, wholesale and retail, and foreign excluding MUAH and Krungsri categories. The decrease in the domestic manufacturing and wholesale and retail categories was primarily due to improvements in the financial performance and prospects of a number of borrowers, whose borrower ratings were upgraded to Normal. The decrease in the domestic real estate category was primarily due to the repayment of loans classified as Close Watch by a borrower. The decrease in the foreign excluding MUAH and Krungsri category was mainly attributable to the appreciation of the Japanese yen against other major currencies. The decrease in loans to borrowers rated as Likely to become Bankrupt or Legally/Virtually Bankrupt in the domestic manufacturing category was mainly attributable to the improved repayment ability of a large borrower in the domestic electronics manufacturing industry as a result of financial support by a new shareholder of the borrower.

Residential segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.1 percentage points to 0.5% as of September 31, 2016 from 0.6% as of March 31, 2016. This was mainly due to a decrease of ¥2.4 billion in nonaccrual loans in the segment primarily as a result of the transfer to accrual status of loans to borrowers who became current with their repayments as well as an increase in newly made loans.

Card segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.2 percentage points to 10.4% as of September 31, 2016 from 10.6% as of March 31, 2016. This was mainly due to repayments of nonaccrual loans pursuant to their respective restructured terms.

MUAH segment—The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased 0.5 percentage points to 4.0% as of September 30, 2016 from 3.5% as of March 31, 2016. The increase primarily resulted from borrowers in the oil and gas industry experiencing continued deterioration in their financial performance and repayment ability.

Krungsri segment—The ratio of loans classified as Special Mention or below to total loans in the segment increased 0.3 percentage points to 5.7% as of September 30, 2016 from 5.4% as of March 31, 2016. The increase was primarily because the credit quality of the small and medium-sized enterprise portfolio continued to deteriorate.

Past due analysis

Aging of past due loans by class as of March 31, 2016 and September 30, 2016 are shown below:

As of March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.9	¥22.3	¥36.2	¥57,509.7	¥57,545.9	¥6.4
Manufacturing	0.7	4.2	4.9	12,099.5	12,104.4	0.0
Construction	0.4	0.5	0.9	911.7	912.6	—
Real estate	3.2	5.8	9.0	11,052.7	11,061.7	1.9
Services	2.1	1.0	3.1	2,486.6	2,489.7	0.1
Wholesale and retail	2.4	3.3	5.7	7,876.3	7,882.0	0.1
Banks and other financial institutions	—	0.0	0.0	5,146.8	5,146.8	0.0
Communication and information services	1.1	0.4	1.5	1,502.5	1,504.0	0.1
Other industries	0.2	0.1	0.3	14,736.5	14,736.8	—
Consumer	3.8	7.0	10.8	1,697.1	1,707.9	4.2
Foreign-excluding MUAH and Krungsri	17.7	23.5	41.2	36,459.1	36,500.3	—
Residential	79.2	50.5	129.7	14,096.0	14,225.7	40.8
Card	18.2	31.6	49.8	532.6	582.4	—
MUAH	17.2	8.6	25.8	9,331.8	9,357.6	0.3
Krungsri	87.1	70.1	157.2	4,495.0	4,652.2	—

Total	¥233.3	¥206.6	¥439.9	¥122,424.2	¥122,864.1	¥47.5

As of September 30, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.8	¥26.8	¥40.6	¥52,517.8	¥52,558.4	¥6.4
Manufacturing	1.8	3.9	5.7	11,647.1	11,652.8	—
Construction	0.2	0.4	0.6	794.1	794.7	—
Real estate	3.3	5.7	9.0	11,243.9	11,252.9	2.3
Services	1.3	5.2	6.5	2,447.2	2,453.7	0.0
Wholesale and retail	3.0	4.3	7.3	7,783.1	7,790.4	0.2
Banks and other financial institutions	0.0	0.1	0.1	5,028.5	5,028.6	—
Communication and information services	0.4	0.5	0.9	1,685.8	1,686.7	0.1
Other industries	0.3	0.2	0.5	10,245.8	10,246.3	—
Consumer	3.5	6.5	10.0	1,642.3	1,652.3	3.8
Foreign-excluding MUAH and Krungsri	13.4	30.0	43.4	33,654.6	33,698.0	—
Residential	78.5	48.9	127.4	14,129.4	14,256.8	38.5
Card	18.6	31.8	50.4	531.4	581.8	—
MUAH	15.2	11.5	26.7	8,091.3	8,118.0	0.2
Krungsri	82.1	65.6	147.7	4,079.3	4,227.0	—

Total	¥221.6	¥214.6	¥436.2	¥113,003.8	¥113,440.0	¥45.1

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥0.7 billion and ¥0.1 billion of FDIC covered loans as of March 31, 2016 and September 30, 2016, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans decreased ¥3.7 billion to ¥436.2 billion as of September 30, 2016 from ¥439.9 billion as of March 31, 2016. This was primarily attributable to decreases in past due loans in the Residential and Krungsri segments. The decrease in the Residential segment primarily reflected the stable corporate environment in recent periods which has contributed to higher income for borrowers in this segment. The decrease in the Krungsri segment was mainly due to the impact of the appreciation of the Japanese yen against the Thai baht.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 62.9% as of September 30, 2016 from 63.8% as of March 31, 2016. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.6% of the total investment securities as of September 30, 2016.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2016 and September 30, 2016, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes to approximately 10% of our Tier 1 capital over a five year period. During the six months ended September 30, 2016, we sold down ¥85.0 billion of equity securities held in our strategic equity investment portfolio. As of September 30, 2016, the balance of such securities represented 18.18% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities decreased ¥3.55 trillion to ¥42.10 trillion as of September 30, 2016 from ¥45.65 trillion as of March 31, 2016, primarily due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management and interest rate risk management measures.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥0.56 trillion as of September 30, 2016 and ¥0.55 trillion as of March 31, 2016, respectively, because their fair values were not readily determinable.

For the six months ended September 30, 2016, losses resulting from impairment of investment securities were ¥32.4 billion, an increase of ¥27.4 billion compared to the six months ended September 30, 2015. The increase was mainly due to decreases in the prices of equity securities held by our commercial banking subsidiaries.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2016 and September 30, 2016:

	As of March 31, 2016			As of September 30, 2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥28,427.2	¥29,127.8	¥700.6	¥25,825.9	¥26,501.2	¥675.3
Japanese prefectural and municipal bonds	441.7	455.0	13.3	753.7	768.1	14.4
Foreign governments and official institutions bonds	2,046.8	2,074.1	27.3	1,792.6	1,820.4	27.8
Corporate bonds	998.6	1,023.3	24.7	1,025.9	1,048.4	22.5
Mortgage-backed securities	1,091.0	1,076.8	(14.2)	1,104.3	1,114.6	10.3
Asset-backed securities	1,669.1	1,666.8	(2.3)	1,278.3	1,278.7	0.4
Other debt securities	180.3	182.8	2.5	151.1	153.1	2.0
Marketable equity securities	2,660.0	5,619.6	2,959.6	2,639.5	5,409.9	2,770.4

Total available-for-sale securities	¥37,514.7	¥41,226.2	¥3,711.5	¥34,571.3	¥38,094.4	¥3,523.1

Held-to-maturity debt securities(1)	¥3,866.7	¥3,931.2	¥64.5	¥3,452.9	¥3,545.8	¥92.9

Note:

(1)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on available-for-sale securities decreased ¥188.4 billion to ¥3,523.1 billion as of September 30, 2016, from ¥3,711.5 billion as of March 31, 2016. The decrease was primarily due to lower net unrealized gains on marketable equity securities.

The amortized cost of held-to-maturity securities as of September 30, 2016 decreased ¥413.8 billion compared to the balance as of March 31, 2016. This decrease was mainly due to a decrease in the volume of asset-backed securities held in our commercial banking subsidiaries. Net unrealized gains on held-to-maturity increased ¥28.4 billion between March 31, 2016 and September 30, 2016, reflecting higher prices of residential mortgage-backed securities.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥391.4	¥391.4
Others(2)	138.6	138.3
Investment securities held by investment companies and brokers and dealers(3)	24.7	26.1

Total	¥554.7	¥555.8

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and due from Banks

Cash and due from banks increased ¥12.31 trillion to ¥20.97 trillion as of September 30, 2016 from ¥8.66 trillion as of March 31, 2016. This increase was mainly because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received from sales and redemptions of Japanese government bonds as the subsidiaries continued to reduce their holdings of such bonds. Cash and due from banks may fluctuate significantly from day to day depending upon financial market conditions.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks decreased ¥3.87 trillion to ¥37.15 trillion as of September 30, 2016 from ¥41.02 trillion as of March 31, 2016. This decrease was mainly due to a decrease in interest-earning deposits with the Bank of Japan by our trust banking subsidiaries to avoid the adverse impact of negative interest rates on such deposits. Interest-earning deposits in other banks may fluctuate significantly from day to day depending upon financial market conditions.

Trading Account Assets

Trading account assets increased ¥3.03 trillion to ¥53.86 trillion as of September 30, 2016 from ¥50.83 trillion as of March 31, 2016. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥1.10 trillion to ¥28.23 trillion. This decrease was primarily due to the lower Japanese yen values of foreign trading securities, reflecting the appreciation of the Japanese yen against other major currencies. Trading derivative assets increased ¥4.13 trillion to ¥25.63 trillion as of September 30, 2016 from ¥21.50 trillion as of March 31, 2016, more than offsetting the decrease in trading account securities. This increase was mainly attributable to an increase in the fair values of interest rate derivatives in our securities subsidiaries, reflecting the generally declining trends in the underlying interest rates.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets decreased ¥0.04 trillion to ¥0.12 trillion as of September 30, 2016 from ¥0.16 trillion as of March 31, 2016. Deferred tax assets decreased primarily due to a decrease in allowance for credit losses, and an increase in the fair value of derivative instruments. Deferred tax liabilities decreased ¥0.03 trillion to ¥0.61 trillion as of September 30, 2016 from ¥0.64 trillion as of March 31, 2016. This was primarily due to a decrease in net unrealized gains on trading securities and investment securities as well as the impact of a release of deferred tax liabilities resulting from the expected reduction in the local tax rate for the fiscal year ending March 31, 2018. See “Results of Operations—Income Tax Expense.”

Total Liabilities

As of September 30, 2016, total liabilities were ¥274.21 trillion, a decrease of ¥3.50 trillion from ¥277.71 trillion as of March 31, 2016. This was primarily due to a decrease of ¥3.80 trillion in total deposits, a decrease of ¥3.63 trillion in due to trust account, partially offset by an increase of ¥4.08 trillion in trading account liabilities.

Deposits

Deposits are our primary source of funds. The total balance of deposits decreased ¥3.80 trillion to ¥177.64 trillion as of September 30, 2016 from ¥181.44 trillion as of March 31, 2016. The decrease was primarily due to a decrease in foreign deposits, reflecting the negative impact of the appreciation of the Japanese yen against other major currencies on the translated Japanese yen value of deposits, more than offsetting the increase in such deposits on a local currency basis.

The total average balance of interest-bearing deposits increased ¥1.87 trillion to ¥ 153.72 trillion for the six months ended September 30, 2016 from ¥151.85 trillion for the same period of the previous fiscal year.

Due to Trust Accounts

Due to trust accounts decreased ¥3.63 trillion to ¥2.71 trillion as of September 30, 2016 from ¥6.34 trillion as of March 31, 2016, because as a larger amount of excess cash funds in MUTB’s trust accounts which had previously been lent to MUTB’s proprietary account was instead invested in the call money market.

Trading Account Liabilities

Trading account liabilities increased ¥4.08 trillion to ¥25.11 trillion as of September 30, 2016 from ¥21.03 trillion as of March 31, 2016. This increase was mainly attributable to an increase in the fair values of interest rate derivatives in our securities subsidiaries, reflecting the generally declining trends in the underlying interest rates.

Long-term debt

Long-term debt increased ¥2.36 trillion to ¥24.32 trillion as of September 30, 2016 from ¥21.96 trillion as of March 31, 2016. This increase was primarily attributable to additional issuances of bonds as well as a shift from short-term borrowings from the Bank of Japan to long-term borrowings from the Bank of Japan.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥174.24 trillion for the six months ended September 30, 2015 to ¥178.78 trillion for the six months ended September 30, 2016. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥15.14 trillion, funded 63.0% of our average total assets of ¥307.82 trillion during the six months ended September 30, 2016. Our deposits exceeded our loans before allowance for credit losses by ¥64.30 trillion as of September 30, 2016, compared to ¥58.65 trillion as of March 31, 2016. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between 5 to 10 years. The balance of our short-term borrowings as of September 30, 2016 was ¥38.03 trillion, and the average balance of short-term borrowings for the six months ended September 30, 2016 was ¥43.11 trillion. The balance of our long-term debt as of September 30, 2016 was ¥24.32 trillion, and the average balance of long-term debt for the six months ended September 30, 2016 was ¥22.33 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and banking subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of September 30, 2016, we held ¥26.50 trillion of Japanese government bonds and government agency bonds as available-for-sale securities. We also regard deposits with the Bank of Japan as buffer assets. Our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines. In addition, our commercial banking subsidiaries manage their funding sources through a liquidity gap, or the excess of cash inflows over cash outflows.

In December 2014, Moody’s downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1, the long-term credit rating of MUSHD by one-notch from A2 to A3, and the short-term credit rating of MUSHD by one-notch from P-1 to P-2. These downgrades followed the downgrade of the rating assigned to the Government of Japan from Aa3 to A1. In November 2015, Standard and Poor’s changed the credit rating outlook for MUFG, BTMU and MUTB from stable to negative, following S&P’s revision of its view on the economic risk trend in Japan’s banking sector from stable to negative. In addition, in June 2016, Fitch changed the credit rating outlook of MUFG, BTMU and MUTB from stable to negative, following Fitch’s change in the credit rating outlook for the Government of Japan from stable to negative. Although these credit rating and outlook changes have not resulted, and are not currently expected to result, in a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could result in higher funding costs and other adverse consequences. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 70% is required in the calendar year 2016, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by the calendar year 2019. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Total Equity

The following table presents a summary of our total equity as of March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,958.9	5,957.6
Retained earnings	4,219.9	4,841.8
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,980.3	4,602.2
Net unrealized gains on investment securities, net of taxes	1,995.3	1,868.4
Accumulated other comprehensive income (loss), net of taxes, other than net unrealized gains on investment securities	305.9	(387.7)
Treasury stock, at cost	(299.7)	(406.3)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,270.6	¥13,964.1
Noncontrolling interests	577.7	740.9

Total equity	¥14,848.3	¥14,705.0

Ratio of total equity to total assets	5.08%	5.09%

Mitsubishi UFJ Financial Group shareholders’ equity as of September 30, 2016 was ¥13,964.1 billion, a decrease of ¥306.5 billion from ¥14,270.6 billion as of March 31, 2016.

Retained earnings as of September 30, 2016 were ¥4,841.8 billion, an increase of ¥621.9 billion from ¥4,219.9 billion as of March 31, 2016, reflecting the net income of our banking and securities subsidiaries for the six months ended September 30, 2016. We paid a semi-annual interim dividend of ¥9 per share of common stock for the six months ended September 30, 2016, and are currently planning to pay a year-end dividend of ¥9 per share of common stock for the six months ending March 31, 2017.

Net unrealized gains on investment securities, net of taxes, as of September 30, 2016 were ¥1,868.4 billion, a decrease of ¥126.9 billion from ¥1,995.3 billion as of March 31, 2016. The decrease was mainly due to sales and redemptions of available-for-sale debt securities and unfavorable stock price movements in Japan towards the end of the six months ended September 30, 2016.

Accumulated other comprehensive loss, net of taxes, other than net unrealized gains on investment securities as of September 30, 2016 was ¥387.7 billion, compared to accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities of ¥305.9 billion as of September 30, 2015. This mainly reflected ¥730.4 billion of negative net change in the balance of foreign currency translation adjustments, reflecting the appreciation of the Japanese yen against the U.S. dollar and other major currencies.

Treasury stock increased ¥106.6 billion to ¥406.3 billion as of September 30, 2016 from ¥299.7 billion as of March 31, 2016, mostly as a result of repurchases made under our share repurchase programs. See “Recent Developments—Implementation of Share Repurchase Programs.”

As a result of the foregoing, total equity decreased ¥143.3 billion to ¥14,705.0 billion as of September 30, 2016 from ¥14,848.3 billion as of March 31, 2016. The ratio of total equity to total assets increased 0.01 percentage points to 5.09% as of September 30, 2016 from 5.08% as of March 31, 2016.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities, which are classified as available-for-

sale investment securities, have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥1,995.3	¥1,868.4
Accumulated net unrealized gains to total equity	13.44%	12.71%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our results of operations and financial condition. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio and leverage ratio closely, and manage our operations in consideration of the capital requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard.

Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and global systematically important bank, or G-SIB, surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of September 30, 2016, we are required to maintain a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a countercyclical buffer of up to 2.5%, and a G-SIB surcharge of 1.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2016, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2016. For updates on regulatory capital standards, see “Recent Developments—Recent Financial Regulatory Developments.” For information on the issuance of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated regulatory leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The details of the leverage ratio requirements are currently under discussion by global standard-setting organizations, including the Group of Central Bank Governors and Heads of Supervision and the Basel Committee of Banking Supervision. The final leverage ratio requirements, including the currently expected minimum leverage ratio of 3% and any additional requirements for G-SIBs, are expected to be implemented in the calendar year 2018. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2016.

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2016 and September 30, 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

	March 31, 2016	September 30, 2016	Minimum capital ratios required(1)
	(in billions, except percentages)	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,039.8	¥12,839.4
Additional Tier 1	1,799.4	1,366.0
Tier 1 capital	14,839.2	14,205.5
Tier 2 capital	3,102.5	3,218.8
Total capital	¥17,941.8	¥17,424.3
Risk-weighted assets	¥112,064.3	¥105,206.2
Capital ratios:
Common Equity Tier 1 capital	11.63%	12.20%	5.50%
Tier 1 capital	13.24	13.50	7.00
Total capital	16.01	16.56	9.00
Leverage ratio	4.79	4.74	—

Note:

(1)	Effective March 31, 2016, the FSA’s capital conservation buffer, countercyclical buffer and G-SIB surcharge requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The minimum capital ratios required as of September 30, 2016, include a capital conservation buffer of 0.625% and a G-SIB surcharge of 0.375%. As of the same date, no countercyclical buffer is required.

Management believes that, as of September 30, 2016, we were in compliance with all capital adequacy requirements to which we were subject.

Our capital ratios as of September 30, 2016 increased from March 31, 2016 primarily due to a decrease in risk-weighted assets. Our risk-weighted assets decreased between March 31, 2016 and September 30, 2016, mainly due to a decrease in credit risk relating to our exposure denominated in currencies other than the Japanese yen as the Japanese yen appreciated against other major currencies. Our total capital amounts decreased between March 31, 2016 and September 30, 2016, due to decreases in foreign currency translation adjustments and redemption of preferred securities and subordinated debt, more than offsetting an increase in retained earnings.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2016 and September 30, 2016. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

	As of March 31, 2016	As of September 30, 2016	Minimum capital ratios required
Consolidated:
BTMU
Common Equity Tier 1 capital ratio	11.08%	11.64%	4.50%
Tier 1 capital ratio	12.71	12.93	6.00
Total capital ratio	15.66	16.20	8.00
Leverage ratio	4.79	4.62	—
MUTB
Common Equity Tier 1 capital ratio	16.01	16.38	4.50
Tier 1 capital ratio	16.82	17.15	6.00
Total capital ratio	19.97	20.43	8.00
Leverage ratio	4.28	4.56	—
Stand-alone:
BTMU
Common Equity Tier 1 capital ratio	12.30	12.97	4.50
Tier 1 capital ratio	14.25	14.73	6.00
Total capital ratio	17.51	18.37	8.00
MUTB
Common Equity Tier 1 capital ratio	16.58	17.17	4.50
Tier 1 capital ratio	17.45	18.07	6.00
Total capital ratio	21.08	21.81	8.00

Management believes that, as of September 30, 2016, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, BTMU and MUTB in accordance with Basel III as adopted by the FSA as of March 31, 2016 and September 30, 2016. As of these dates, MUFG, BTMU and MUTB were required to maintain a minimum LCR of 70%. The figures underlying the ratio were calculated in accordance with Japanese banking regulations.

	March 31, 2016(1)	September 30, 2016(2)
MUFG (consolidated)	130.0%	133.4%
BTMU (consolidated)	133.9	143.0
BTMU (stand-alone)	144.2	150.9
MUTB (consolidated)	119.4	114.6
MUTB (stand-alone)	135.9	130.2

Notes:

(1)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of January, February and March 2016 by the monthly average amount of total net cash outflows for the same three months.
(2)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of July, August and September 2016 by the monthly average amount of total net cash outflows for the same three months.

See “Sources of Funding and Liquidity.”

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and MUB are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. See also Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2015 and June 30, 2016:

	December 31, 2015	June 30, 2016	Minimum capital ratios required as of June 2016(1)	Ratio OCC requires to be “well capitalized” as of June 2016
MUAH:
Tier I capital (to risk-weighted assets)	13.64%	13.58%	6.625%	—
Tier I capital (to quarterly average assets)(2)	11.40	11.59	4.000	—
Total capital (to risk-weighted assets)	15.56	15.44	8.625	—
Common Equity Tier I Capital (to risk-weighted assets)	13.63	13.58	5.125	—
MUB:
Tier I capital (to risk-weighted assets)	13.18%	13.27%	6.625%	8.000%
Tier I capital (to quarterly average assets)(2)	11.03	11.22	4.000	5.000
Total capital (to risk-weighted assets)	14.91	14.98	8.625	10.000
Common Equity Tier I Capital (to risk-weighted assets)	13.18	13.27	5.125	6.500

Notes:

(1)	Beginning January 1, 2016, the minimum capital requirement includes a capital conservation buffer of 0.625%.
(2)	Excludes certain intangible assets.

Management believes that, as of June 30, 2016, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2015 and June 30, 2016, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since June 30, 2016 that would cause management to believe that MUB’s category has changed.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratios of MUMSS

As of September 30, 2016, MUMSS’ capital accounts less certain fixed assets of ¥414.2 billion on a stand-alone basis represented 336.3% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥437.7 billion on a consolidated basis represented 336.1% of the total amounts equivalent to market, counterparty credit and operations risks. As of March 31, 2016, MUMSS’ capital accounts less certain fixed assets of ¥416.1 billion on a stand-alone basis represented 278.1% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥441.1 billion on a consolidated basis represented 279.3% of the total amounts equivalent to market, counterparty credit and operations risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2016 is presented in the table below. The total amount of VaR and the VaR of each risk category as of September 30, 2016 were lower than those as of March 31, 2016, except the equities-related VaR.

	VaR for Trading Activities (April 1, 2016—September 30, 2016)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2016	March 31, 2016
	(in billions)
MUFG	¥19.20	¥30.10	¥12.96	¥14.38	¥21.17
Interest rate	20.93	28.08	16.83	17.64	22.93
Yen	13.58	21.25	7.99	10.85	18.24
U.S. Dollars	10.33	12.79	8.63	8.81	10.04
Foreign exchange	10.97	16.59	7.99	8.73	13.37
Equities	1.90	4.78	1.03	2.51	1.74
Commodities	0.01	0.16	0.00	0.00	0.00
Less diversification effect	(14.61)	—	—	(14.50)	(16.87)

Note:

(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2016 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2016	¥23.12
July–September 2016	15.34

Quantitative market risks fluctuated throughout the April–September 2016 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2016, with positive trading-related revenue recorded for 124 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 62 days of positive revenue and 3 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2016, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We use an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. For example, we measure on a quarterly basis potential losses that could be incurred in our portfolio by applying various stress scenarios, including the 10-year most extreme movement in each of the risk factors as well as actual past market movement observed beyond the 10 year historical observation period. Through daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2016, we held a total trading activity position subject to estimated maximum potential losses of ¥13.9 billion as compared to ¥21.6 billion as of March 31, 2016. In addition, MUFG and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. MUFG and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2016, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥450.7 billion, a ¥88.3 billion decrease from March 31, 2016. In the six months ended September 30, 2016, risk related to interest rates decreased ¥112.7 billion, and risk related to equities excluding our strategic equity portfolio increased ¥11.2 billion.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 62% of our total non-trading activity market risks, which consist of interest rate risk, foreign exchange rate risk, and equities risk excluding our strategic equity portfolio. In the six months ended September 30, 2016, the average daily interest rate VaR totaled ¥458.2 billion, with the highest recorded VaR being ¥528.5 billion and the lowest being ¥377.3 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2016 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2016	¥531.35
July–September 2016	490.16

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2016 against that as of March 31, 2016, there was a 3 percentage point increase in the Japanese yen from 46% to 49%, a 3 percentage point decrease in the euro from 16% to 13%, and no change in the U.S. dollar at 38%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2016	September 30, 2016
ASSETS
Cash and due from banks	¥8,656,322	¥20,973,925
Interest-earning deposits in other banks	41,017,579	37,147,652
Call loans, funds sold, and receivables under resale agreements	8,145,690	5,254,355
Receivables under securities borrowing transactions	6,041,984	6,783,780
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,929,762 and ¥10,842,343 at March 31, 2016 and September 30, 2016) (including ¥23,656,715 and ¥22,263,025 at March 31, 2016 and September 30, 2016 measured at fair value under fair value option)	50,825,399	53,855,592
Investment securities:
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥4,811,104 and ¥9,673,095 at March 31, 2016 and September 30, 2016)	41,226,231	38,094,384
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥27,859 and ¥473,392 at March 31, 2016 and September 30, 2016) (fair value of ¥3,931,248 and ¥3,545,839 at March 31, 2016 and September 30, 2016)	3,866,668	3,452,917
Other investment securities	554,715	555,820

Total investment securities	45,647,614	42,103,121

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,192,996 and ¥1,091,353 at March 31, 2016 and September 30, 2016)	122,790,958	113,341,052
Allowance for credit losses	(1,111,130)	(925,478)

Net loans	121,679,828	112,415,574

Premises and equipment—net	1,005,905	951,971
Accrued interest	325,373	298,519
Customers’ acceptance liability	132,532	115,616
Intangible assets—net	1,015,150	965,007
Goodwill	454,375	392,101
Deferred tax assets	155,010	123,909
Other assets	7,454,594	7,531,868

Total assets	¥292,557,355	¥288,912,990

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥1,409	¥177
Interest-earning deposits in other banks	52,527	22,381
Trading account assets	2,048,039	442,112
Investment securities	1,383,637	1,371,978
Loans	7,194,695	6,726,137
All other assets	193,152	275,502

Total assets of consolidated VIEs	¥10,873,459	¥8,838,287

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2016	September 30, 2016
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥20,045,780	¥20,916,286
Interest-bearing	115,432,472	116,277,028
Overseas offices, principally interest-bearing	45,959,835	40,443,143

Total deposits	181,438,087	177,636,457

Call money, funds purchased, and payables under repurchase agreements	23,503,013	22,189,034
Payables under securities lending transactions	4,710,407	6,448,253
Due to trust account and other short-term borrowings (including ¥110,110 and ¥67,696 at March 31, 2016 and September 30, 2016 measured at fair value under fair value option)	15,695,882	9,391,817
Trading account liabilities	21,025,012	25,105,049
Obligations to return securities received as collateral	1,919,066	1,884,317
Bank acceptances outstanding	132,532	115,616
Accrued interest	132,802	125,928
Long-term debt (including ¥499,386 and ¥428,733 at March 31, 2016 and September 30, 2016 measured at fair value under fair value option)	21,959,136	24,323,698
Other liabilities	7,193,151	6,987,852

Total liabilities	277,709,088	274,208,021

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares at March 31, 2016 and September 30, 2016, with no stated value	2,090,270	2,090,270
Capital surplus	5,958,929	5,957,648
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,980,257	4,602,171
Accumulated other comprehensive income, net of taxes	2,301,259	1,480,693
Treasury stock, at cost—380,944,204 common shares and 585,932,798 common shares at March 31, 2016 and September 30, 2016	(299,661)	(406,289)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,270,625	13,964,064
Noncontrolling interests	577,642	740,905

Total equity	14,848,267	14,704,969

Total liabilities and equity	¥292,557,355	¥288,912,990

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥37,892	¥25,673
Long-term debt	691,400	591,946
All other liabilities	139,920	127,995

Total liabilities of consolidated VIEs	¥869,212	¥745,614

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2015	2016
Interest income:
Loans, including fees	¥1,020,156	¥997,030
Deposits in other banks	37,886	36,982
Investment securities	201,240	187,835
Trading account assets	196,241	212,587
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	28,759	31,224

Total	1,484,282	1,465,658

Interest expense:
Deposits	170,578	165,897
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	20,632	31,379
Due to trust account, other short-term borrowings, and trading account liabilities	25,843	27,338
Long-term debt	136,630	135,631

Total	353,683	360,245

Net interest income	1,130,599	1,105,413
Credit for credit losses	7,204	58,681

Net interest income after credit for credit losses	1,137,803	1,164,094

Non-interest income:
Fees and commissions income	729,900	687,853
Foreign exchange gains (losses)—net	41,615	(20,704)
Trading account profits (losses)—net	(284,774)	284,845
Investment securities gains—net(1)	119,808	127,028
Equity in earnings of equity method investees—net	114,252	128,468
Other non-interest income	35,274	44,292

Total	756,075	1,251,782

Non-interest expense:
Salaries and employee benefits	574,221	555,671
Occupancy expenses—net	87,773	90,369
Fees and commissions expenses	139,501	133,243
Outsourcing expenses, including data processing	120,996	123,961
Depreciation of premises and equipment	46,237	47,861
Amortization of intangible assets	116,244	112,576
Impairment of intangible assets	213	968
Insurance premiums, including deposit insurance	45,774	45,936
Communications	28,955	27,843
Taxes and public charges	43,804	45,031
Other non-interest expenses	179,967	226,629

Total	1,383,685	1,410,088

Income before income tax expense	510,193	1,005,788
Income tax expense	97,073	252,472

Net income before attribution of noncontrolling interests	413,120	753,316
Net income attributable to noncontrolling interests	31,813	2,433

Net income attributable to Mitsubishi UFJ Financial Group	¥381,307	¥750,883

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in Yen, except shares)	2015	2016
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥27.34	¥55.00
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	27.19	54.84
Cash dividend per common share	9.00	9.00
Weighted average common shares outstanding (in millions)	13,948	13,652
Weighted average diluted common shares outstanding (in millions)	13,965	13,667

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2015	2016
Decline in fair value	¥1,211	¥44
Other comprehensive income—net	12	13

Total credit losses	¥1,223	¥57

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2015	2016
Net income before attribution of noncontrolling interests	¥413,120	¥753,316
Other comprehensive income (loss), net of tax:
Net unrealized losses on investment securities(1)	(360,855)	(134,423)
Net debt valuation adjustments	—	866
Net unrealized gains on derivatives qualifying for cash flow hedges	2,683	19,205
Defined benefit plans	(23,592)	18,370
Foreign currency translation adjustments	(33,057)	(758,994)

Total	(414,821)	(854,976)

Comprehensive loss	(1,701)	(101,660)
Net income attributable to noncontrolling interests	31,813	2,433
Other comprehensive income (loss) attributable to noncontrolling interests	31,141	(30,537)

Comprehensive loss attributable to Mitsubishi UFJ Financial Group	¥(64,655)	¥(73,556)

(1)	Includes unrealized gains of ¥8 million and ¥9 million, net of tax, related to debt securities with credit component realized in earnings for the six months ended September 30, 2015 and 2016, respectively.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2015	2016
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270

Balance at end of period	¥2,090,270	¥2,090,270

Capital surplus:
Balance at beginning of period	¥5,959,626	¥5,958,929
Stock-based compensation	(3,513)	(1,281)
Other—net	(965)	—

Balance at end of period	¥5,955,148	¥5,957,648

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥3,424,864	¥3,980,257
Net income attributable to Mitsubishi UFJ Financial Group	381,307	750,883
Cash dividends:
Common stock—¥9.00 per share in 2015 and 2016	(126,155)	(124,092)
Losses on sales of shares of treasury stock	(1,182)	(1,004)
Effect of adopting new guidance on consolidation of certain variable interest entities	—	(3,873)

Balance at end of period	¥3,678,834	¥4,602,171

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥3,067,255	¥2,301,259
Net change during the period	(445,962)	(824,439)
Effect of adopting new guidance on consolidation of certain variable interest entities	—	3,873

Balance at end of period	¥2,621,293	¥1,480,693

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2015	2016
Treasury stock, at cost:
Balance at beginning of period	¥(102,521)	¥(299,661)
Purchases of shares of treasury stock	(100,033)	(109,760)
Sales of shares of treasury stock	2,823	3,108
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	(149)	24

Balance at end of period	¥(199,880)	¥(406,289)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,385,236	¥13,964,064

Noncontrolling interests:
Balance at beginning of period	¥602,276	¥577,642
Initial subscriptions of noncontrolling interests	21,454	52,679
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	211	6,945
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(19,269)	(457,886)
Net income attributable to noncontrolling interests	31,813	2,433
Dividends paid to noncontrolling interests	(21,764)	(6,005)
Other comprehensive income (loss), net of taxes	31,141	(30,537)
Effect of adopting new guidance on consolidation of certain variable interest entities	—	595,982
Other—net	41	(348)

Balance at end of period	¥645,903	¥740,905

Total equity	¥15,031,139	¥14,704,969

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2015	2016
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥413,120	¥753,316
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	162,481	160,437
Impairment of intangible assets	213	968
Credit for credit losses	(7,204)	(58,681)
Investment securities gains—net	(119,808)	(127,028)
Foreign exchange losses (gains)—net	(73,888)	409,477
Equity in earnings of equity method investees—net	(114,252)	(128,468)
Provision (benefit) for deferred income tax expense	(91,958)	108,575
Decrease (increase) in trading account assets, excluding foreign exchange contracts	1,889,481	(6,153,167)
Increase in trading account liabilities, excluding foreign exchange contracts	163,291	6,263,280
Decrease in accrued interest receivable and other receivables	42,823	75,428
Increase (decrease) in accrued interest payable and other payables	26,361	(47,525)
Net decrease in accrued income taxes and increase in income tax receivables	(28,903)	(75,308)
Net decrease in collateral for derivative transactions	463,971	90,233
Other—net	(495,926)	236,413

Net cash provided by operating activities	2,229,802	1,507,950

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale securities (including proceeds from sales of securities under fair value option)	56,405,453	26,540,052
Purchases of Available-for-sale securities (including purchases of securities under fair value option)	(50,634,749)	(25,296,456)
Proceeds from maturities of Held-to-maturity securities	588,084	310,331
Purchases of Held-to-maturity securities	(459,861)	(216,907)
Proceeds from sales and redemption of Other investment securities	105,323	4,927
Acquisition of MUFG Capital Analytics LLC (formerly Capital Analytics II LLC), a subsidiary of MUTB, net of cash acquired	—	(4,154)
Purchase of common stock and preferred stock investment in Security Bank, an affiliated company of BTMU	—	(91,993)
Purchases of Other investment securities	(84,602)	(6,467)
Net decrease (increase) in loans	(2,807,804)	2,392,503
Net decrease (increase) in interest-earning deposits in other banks	(6,951,066)	2,880,820
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(1,230,246)	516,453
Capital expenditures for premises and equipment	(78,612)	(58,185)
Purchases of intangible assets	(111,810)	(114,887)
Proceeds from sales of consolidated VIEs and subsidiaries—net	112,748	113,566
Other—net	9,965	(60,972)

Net cash provided by (used in) investing activities	(5,137,177)	6,908,631

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2015	2016
Cash flows from financing activities:
Net increase in deposits	506,352	2,814,107
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,234,946	3,863,587
Net increase (decrease) in due to trust account	397,667	(3,627,935)
Net increase (decrease) in other short-term borrowings	440,536	(1,975,037)
Proceeds from issuance of long-term debt	2,567,147	7,491,596
Repayments of long-term debt	(1,700,692)	(4,276,373)
Proceeds from sales of treasury stock	10	4
Dividends paid	(126,207)	(124,079)
Payments for acquisition of treasury stock	(100,033)	(109,760)
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(2,188)	—
Other—net	(17,684)	13,944

Net cash provided by financing activities	3,199,854	4,070,054

Effect of exchange rate changes on cash and cash equivalents	5,514	(169,032)

Net increase in cash and cash equivalents	297,993	12,317,603

Cash and cash equivalents at beginning of period	3,353,236	8,656,322

Cash and cash equivalents at end of period	¥3,651,229	¥20,973,925

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥365,108	¥368,201
Income taxes, net of refunds	211,292	212,264
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	2,151	3,149
Adoption of new guidance on consolidation of certain variable interest entities:
Increase in total assets, excluding cash and cash equivalents	—	628,236
Increase in total liabilities	—	32,254
Increase in noncontrolling interests	—	595,982

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 18 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2016. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity—In August 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance that clarifies the measurement of the financial assets and financial liabilities of a consolidated collateralized financing entity. A reporting entity that consolidates a collateralized financing entity within the scope of this guidance may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this guidance or existing guidance on fair value measurement. When a reporting entity elects the measurement alternative included in this guidance for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted as of the beginning of an annual period. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity—In November 2014, the FASB issued new guidance which clarifies that an entity should consider all relevant terms and features including the embedded derivative feature being evaluated for bifurcation when evaluating the nature of a host contract in a hybrid financial instrument that is issued in the form of a share, and no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The guidance also clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Amendments to the Consolidation Analysis—In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and rescind the indefinite deferral provision that affects the consolidation evaluation for certain investment funds. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted. The adoption of this new accounting guidance on April 1, 2016 resulted in the consolidation and deconsolidation of certain investment funds. The net increase in the MUFG Group’s consolidated assets, liabilities and noncontrolling interests were ¥628 billion, ¥32 billion and ¥596 billion, respectively, as of April 1, 2016. See Note 17 for further information.

Simplifying the Presentation of Debt Issuance Costs—In April 2015, the FASB issued new guidance which simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. In August 2015, the FASB issued further guidance which permits an entity to defer and present debt issuance costs related to a line-of-credit arrangement as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The MUFG Group adopted all of the guidance above including retrospective application on April 1, 2016, and there was no material impact on its financial position and results of operations.

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement—In April 2015, the FASB issued new guidance which simplifies the accounting for cloud computing arrangements by requiring that, if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change customer’s accounting for service contracts. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—In May 2015, the FASB issued new guidance which removes the requirement to categorize within

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, a reporting entity is required to provide the amount measured using that practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the balance sheet. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and required to be applied retrospectively. Earlier application is permitted. The MUFG Group adopted the above guidance including retrospective application on April 1, 2016. This guidance affected the MUFG Group’s fair value hierarchy disclosures, and did not affect its financial position and results of operations. See Note 19 for further information.

Simplifying the Accounting for Measurement-Period Adjustments—In September 2015, the FASB issued new guidance which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period, including the related prior period impact on depreciation, amortization, and other income statement items, in the reporting period in which the adjustment amounts are determined. This guidance also requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early application is permitted for financial statements that have not been issued. The MUFG Group adopted this guidance on April 1, 2016, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued new guidance which defers the effective date of the new revenue standard by one year. Early adoption is permitted, but not before the original effective date. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. The effective date and early adoption of these guidances will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the position of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Earlier application is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships—In March 2016, the FASB issued new guidance which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Contingent Put and Call Options in Debt Instruments—In March 2016, the FASB issued new guidance which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under this guidance is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence, and does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Simplifying the Transition to the Equity Method of Accounting—In March 2016, the FASB issued new guidance which eliminates the requirement for retrospective application of the equity method and instead requires investors to apply the equity method prospectively from the date on which significant influence is obtained. This guidance also requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest, and recognize through earnings the unrealized holding gain or loss of an available-for-sale equity security at the date on which that equity security becomes qualified for use of the equity method, if applicable. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Improvements to Employee Share-Based Payment Accounting—In March 2016, the FASB issued new guidance which amends several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under this guidance, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect all of the guidance above will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows.

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial position and results of operations.

Restricted Cash—In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance also requires an entity to disclose how the statement of cash flows reconciles to the balance sheet when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the balance sheet, and information about the nature of the restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial position and results of operations.

2.    BUSINESS DEVELOPMENTS

Mitsubishi UFJ Fund Services’s Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

On December 11, 2015, Mitsubishi UFJ Fund Services Holdings Limited (“Mitsubishi UFJ Fund Services”), a global asset servicing subsidiary of MUTB, acquired the alternative fund services business of UBS Global

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Asset Management for ¥24,601 million in cash, and thereby recorded goodwill of ¥2,732 million and intangible assets of ¥7,622 million. UBS Global Asset Management is a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures. Mitsubishi UFJ Fund Services has focused on strengthening its operational abilities, to further improve the quality of services, and to expand its global network through acquisitions and investments. The purpose of this transaction is to enhance the MUFG Group’s competitiveness and scale of operations in the global fund administration market with the aim to be a global industry-leading fund administrator. The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. During the six months ended September 30, 2016, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill and intangible assets.

BTMU’s Acquisition of Security Bank Corporation

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares with voting rights of Security Bank Corporation (“Security Bank”), representing in the aggregate approximately 20.0% of Security Bank’s equity interest for ¥91,993 million. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Considering both BTMU’s ownership of the common stock and preferred stock and representation on the board of directors, the MUFG Group has determined that BTMU has the ability to exercise significant influence over the operating and financial policies of Security Bank and applied the equity method of accounting for its investment.

MUTB’s Acquisition of Capital Analytics II LLC

On April 30, 2016, MUTB acquired 100% ownership of Capital Analytics II LLC for ¥4,494 million in cash, and thereby recorded goodwill of ¥2,858 million and intangible assets of ¥1,388 million. Capital Analytics II LLC is an overseas fund management company that mainly provides fund administration services for private equity funds. The purpose of this transaction is to diversify global fund administration needs of its Japanese and overseas customers through the utilization of Capital Analytics II LLC’s unparalleled operational expertise and MUFG’s extensive network. During the six months ended September 30, 2016, no measurement period adjustments were applied to the acquisition date fair values, resulting in no change in goodwill and intangible assets. Upon conclusion of the acquisition, Capital Analytics II LLC was renamed MUFG Capital Analytics LLC.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2016 and September 30, 2016:

At March 31, 2016:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥28,427,163	¥701,250		¥572		¥29,127,841
Japanese prefectural and municipal bonds	441,720	13,362		84		454,998
Foreign governments and official institutions bonds	2,046,787	28,850		1,569		2,074,068
Corporate bonds	998,616	25,388		724		1,023,280
Residential mortgage-backed securities	898,381	292		11,921		886,752
Commercial mortgage-backed securities	192,585	618		3,074		190,129
Asset-backed securities	1,669,114	1,969		4,301		1,666,782
Other debt securities(1)	180,322	4,657		2,194		182,785
Marketable equity securities	2,660,045	3,000,018		40,467		5,619,596

Total	¥37,514,733	¥3,776,404		¥64,906		¥41,226,231

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,101,107	¥58,008		¥—		¥1,159,115
Foreign governments and official institutions bonds	89,335	1,344		424		90,255
Corporate bonds	200	—		—		200
Residential mortgage-backed securities	938,505	5,899	(2)	4,923	(3)	939,481
Commercial mortgage-backed securities	201,126	5,551		638	(3)	206,039
Asset-backed securities	1,536,395	8,771		9,008		1,536,158

Total	¥3,866,668	¥79,573		¥14,993		¥3,931,248

Notes:	(1)	Other debt securities in the table above include ¥168,678 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated other comprehensive income (loss) (“Accumulated OCI”) in the accompanying condensed consolidated balance sheets were ¥229 million at March 31, 2016 and are not included in the table above.
	(3)	MUFG Americas Holdings Corporation (“MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥6,183 million and ¥8,748 million, respectively, at March 31, 2016 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥25,825,939	¥677,316		¥2,061		¥26,501,194
Japanese prefectural and municipal bonds	753,690	14,416		39		768,067
Foreign governments and official institutions bonds	1,792,573	28,435		640		1,820,368
Corporate bonds	1,025,901	23,035		524		1,048,412
Residential mortgage-backed securities	949,432	5,147		510		954,069
Commercial mortgage-backed securities	154,826	5,731		59		160,498
Asset-backed securities	1,278,328	3,806		3,418		1,278,716
Other debt securities(1)	151,087	4,090		2,035		153,142
Marketable equity securities	2,639,521	2,781,326		10,929		5,409,918

Total	¥34,571,297	¥3,543,302		¥20,215		¥38,094,384

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,101,015	¥60,481		¥—		¥1,161,496
Foreign governments and official institutions bonds	53,863	2,245		—		56,108
Corporate bonds	151	—		—		151
Residential mortgage-backed securities	836,173	21,010	(2)	100	(3)	857,083
Commercial mortgage-backed securities	169,143	9,881		15	(3)	179,009
Asset-backed securities	1,292,572	4,534		5,114		1,291,992

Total	¥3,452,917	¥98,151		¥5,229		¥3,545,839

Notes:	(1)	Other debt securities in the table above include ¥143,772 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥170 million at September 30, 2016 and are not included in the table above.
	(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥4,736 million and ¥6,958 million, respectively, at September 30, 2016 and are not included in the table above.

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥530,026 million and ¥529,742 million, at March 31, 2016 and September 30, 2016, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

of ¥24,689 million and ¥26,078 million at March 31, 2016 and September 30, 2016, respectively. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥97,774 million and ¥97,774 million at March 31, 2016 and September 30, 2016, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥432,252 million and ¥431,968 million at March 31, 2016 and September 30, 2016, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥431,705 million and ¥430,353 million at March 31, 2016 and September 30, 2016, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment (“OTTI”) losses on the cost-method investments of ¥424 million and ¥394 million for the six months ended September 30, 2015 and 2016, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2016 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥209	¥209	¥11,205,683
Due from one year to five years	112,336	116,257	9,682,155
Due from five years to ten years	2,156,280	2,224,022	6,059,212
Due after ten years	1,184,092	1,205,351	5,737,416

Total	¥3,452,917	¥3,545,839	¥32,684,466

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Realized Gains and Losses

For the six months ended September 30, 2015 and 2016, gross realized gains on sales of Available-for-sale securities were ¥147,560 million and ¥175,065 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥26,068 million and ¥22,291 million, respectively.

Other-than-temporary Impairments of Investment Securities

For the six months ended September 30, 2015 and 2016, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥4,919 million and ¥32,364 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥4,919 million for the six months ended September 30, 2015 included losses of ¥3,272 million from marketable equity securities and ¥1,223 million from debt securities which mainly comprised of corporate bonds, classified as Available-for-sale securities. The losses of ¥32,364 million for the six months ended September 30, 2016 included losses of ¥31,913 million from marketable equity securities and ¥57 million from debt securities which mainly comprised of corporate bonds, classified as Available-for-sale securities.

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2016 and September 30, 2016 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2016:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,210,052	¥572	¥—	¥—	¥4,210,052	¥572	53
Japanese prefectural and municipal bonds	36,613	84	—	—	36,613	84	19
Foreign governments and official institutions bonds	277,903	1,152	35,577	417	313,480	1,569	59
Corporate bonds	55,166	387	29,218	337	84,384	724	182
Residential mortgage-backed securities	570,638	6,957	279,258	4,964	849,896	11,921	402
Commercial mortgage-backed securities	139,358	2,911	7,860	163	147,218	3,074	137
Asset-backed securities	268,896	1,554	155,612	2,747	424,508	4,301	149
Other debt securities	14,474	432	76,212	1,762	90,686	2,194	36
Marketable equity securities	301,806	39,601	4,012	866	305,818	40,467	120

Total	¥5,874,906	¥53,650	¥587,749	¥11,256	¥6,462,655	¥64,906	1,157

Held-to-maturity securities:
Debt securities:
Foreign governments and official institutions bonds	¥23,698	¥424	¥—	¥—	¥23,698	¥424	4
Residential mortgage-backed securities	397,672	4,760	205,644	163	603,316	4,923	227
Commercial mortgage-backed securities	23,735	155	172,241	483	195,976	638	31
Asset-backed securities	680,621	4,756	381,783	4,252	1,062,404	9,008	46

Total	¥1,125,726	¥10,095	¥759,668	¥4,898	¥1,885,394	¥14,993	308

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2016:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥4,355,844	¥2,061	¥—	¥—	¥4,355,844	¥2,061	23
Japanese prefectural and municipal bonds	24,244	39	—	—	24,244	39	9
Foreign governments and official institutions bonds	139,053	332	80,643	308	219,696	640	45
Corporate bonds	64,573	239	35,727	285	100,300	524	101
Residential mortgage-backed securities	99,675	73	93,805	437	193,480	510	138
Commercial mortgage-backed securities	981	1	5,982	58	6,963	59	15
Asset-backed securities	225,823	1,195	136,256	2,223	362,079	3,418	160
Other debt securities	22,885	712	44,167	1,323	67,052	2,035	29
Marketable equity securities	217,716	10,370	4,700	559	222,416	10,929	152

Total	¥5,150,794	¥15,022	¥401,280	¥5,193	¥5,552,074	¥20,215	672

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥10,079	¥89	¥161,737	¥11	¥171,816	¥100	91
Commercial mortgage-backed securities	5,459	3	150,865	12	156,324	15	28
Asset-backed securities	568,959	2,223	526,394	2,891	1,095,353	5,114	49

Total	¥584,497	¥2,315	¥838,996	¥2,914	¥1,423,493	¥5,229	168

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, and Foreign governments and official institutions bonds

As of September 30, 2016, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Residential and commercial mortgage-backed securities

As of September 30, 2016, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of September 30, 2016, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of September 30, 2016 and no impairment loss has been recorded.

Corporate bonds

As of September 30, 2016, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold.

	Six months ended September 30,
	2015	2016
	(in millions)
Balance at beginning of period	¥8,814	¥6,691

Additions:
Initial credit impairments	1,183	35
Subsequent credit impairments	40	22

Reductions:
Securities sold or matured	(1,894)	(939)

Balance at end of period	¥8,143	¥5,809

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2015 and 2016 were ¥4,788 million and ¥3,850 million, respectively. Of which, the credit loss components recognized in earnings were ¥8,143 million and ¥5,809 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥3,355 million and ¥1,959 million at September 30, 2015 and 2016, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other debt securities

As of September 30, 2016, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying condensed consolidated statements of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2016, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2016 and September 30, 2016 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2016	September 30, 2016
	(in millions)
Domestic:
Manufacturing	¥12,158,642	¥11,664,034
Construction	913,180	795,304
Real estate	11,175,130	11,396,288
Services	2,503,446	2,463,339
Wholesale and retail	7,891,364	7,799,535
Banks and other financial institutions(1)	5,146,932	5,003,663
Communication and information services	1,509,858	1,691,709
Other industries	14,739,826	10,249,865
Consumer	16,397,560	16,375,501

Total domestic	72,435,938	67,439,238

Foreign:
Governments and official institutions	1,125,031	1,169,605
Banks and other financial institutions(1)	13,654,335	12,527,712
Commercial and industrial	30,056,474	27,188,277
Other	5,818,747	5,293,214

Total foreign	50,654,587	46,178,808

Unearned income, unamortized premiums—net and deferred loan fees—net	(299,567)	(276,994)

Total(2)	¥122,790,958	¥113,341,052

Notes:	(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥100,889 million at March 31, 2016 and ¥80,095 million at September 30, 2016, respectively, which are carried at the lower of cost or fair value.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The nonaccrual status of loans by class at March 31, 2016 and September 30, 2016 is shown below:

	March 31, 2016	September 30, 2016
	(in millions)
Commercial
Domestic	¥702,896	¥370,809
Manufacturing	372,801	105,275
Construction	15,207	12,349
Real estate	60,134	52,402
Services	40,523	36,827
Wholesale and retail	132,015	109,367
Banks and other financial institutions	675	580
Communication and information services	20,270	16,637
Other industries	29,190	9,522
Consumer	32,081	27,850
Foreign-excluding MUAH and Krungsri	189,742	170,963
Residential	79,817	77,505
Card	62,546	61,458
MUAH	66,636	65,039
Krungsri	85,325	78,968

Total(1)	¥1,186,962	¥824,742

Note:	(1)

The above table does not include loans held for sale of ¥400 million and ¥1,367 million at March 31, 2016 and September 30, 2016, respectively, and loans acquired with deteriorated credit quality of ¥12,805 million and ¥10,176 million, at March 31, 2016 and September 30, 2016, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2016 and September 30, 2016:

	Recorded Loan Balance
At March 31, 2016:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥815,185	¥241,159	¥1,056,344	¥1,101,627	¥467,729
Manufacturing	420,377	85,948	506,325	514,155	283,697
Construction	16,660	8,986	25,646	26,561	7,845
Real estate	67,508	38,833	106,341	113,917	17,074
Services	62,296	22,057	84,353	90,651	27,593
Wholesale and retail	174,946	52,718	227,664	239,763	87,999
Banks and other financial institutions	542	146	688	689	459
Communication and information services	17,047	10,091	27,138	28,312	11,303
Other industries	30,661	6,237	36,898	38,782	24,473
Consumer	25,148	16,143	41,291	48,797	7,286
Foreign-excluding MUAH and Krungsri	285,298	6,008	291,306	305,048	175,040
Loans acquired with deteriorated credit quality	11,365	—	11,365	21,390	3,286
Residential	133,435	8,518	141,953	173,777	39,629
Card	78,770	539	79,309	88,567	21,294
MUAH	68,502	32,022	100,524	108,119	13,422
Krungsri	27,873	16,476	44,349	49,879	14,532

Total(3)	¥1,420,428	¥304,722	¥1,725,150	¥1,848,407	¥734,932

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2016:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥759,777	¥179,325	¥939,102	¥983,027	¥359,921
Manufacturing	426,411	36,570	462,981	471,182	206,770
Construction	15,596	7,430	23,026	23,849	7,359
Real estate	59,473	35,882	95,355	102,994	15,690
Services	55,329	20,470	75,799	81,179	24,153
Wholesale and retail	153,689	49,577	203,266	214,802	83,965
Banks and other financial institutions	464	129	593	593	383
Communication and information services	15,034	8,947	23,981	25,536	9,460
Other industries	11,804	4,830	16,634	17,543	5,898
Consumer	21,977	15,490	37,467	45,349	6,243
Foreign-excluding MUAH and Krungsri	275,774	21,424	297,198	318,750	150,002
Loans acquired with deteriorated credit quality	10,757	—	10,757	20,427	3,702
Residential	125,826	6,826	132,652	162,231	36,150
Card	74,195	403	74,598	82,952	20,817
MUAH	65,781	11,858	77,639	87,776	21,007
Krungsri	32,351	16,348	48,699	53,663	17,687

Total(3)	¥1,344,461	¥236,184	¥1,580,645	¥1,708,826	¥609,286

Notes:	(1)

These loans do not require an allowance for credit losses because the recorded investments in the loans equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.

(2)	Included in impaired loans at March 31, 2016 and September 30, 2016 are accrual TDRs as follows: ¥457,219 million and ¥696,374 million—Commercial; ¥60,634 million and ¥53,746 million—Residential; ¥37,896 million and ¥34,829 million—Card; ¥49,601 million and ¥24,795 million—MUAH; and ¥8,494 million and ¥16,140 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥400 million and ¥1,367 million at March 31, 2016 and September 30, 2016, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2015 and 2016:

	2015		2016
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,066,068	¥10,409	¥999,938	¥6,238
Manufacturing	442,996	4,199	484,687	2,505
Construction	31,543	353	24,336	200
Real estate	131,463	1,236	100,849	726
Services	94,276	1,116	80,076	569
Wholesale and retail	255,798	2,402	217,657	1,469
Banks and other financial institutions	5,625	48	641	4
Communication and information services	30,753	366	25,560	264
Other industries	25,077	271	26,766	207
Consumer	48,537	418	39,366	294
Foreign-excluding MUAH and Krungsri	196,259	1,302	294,123	1,977
Loans acquired with deteriorated credit quality	11,795	505	11,051	371
Residential	161,162	1,572	137,247	971
Card	87,712	1,738	76,953	1,334
MUAH	63,602	1,105	43,181	467
Krungsri	37,689	1,412	47,091	1,549

Total	¥1,624,287	¥18,043	¥1,609,584	¥12,907

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2015 and 2016:

	2015	2016
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥867,090	¥613,844
Additions (new accrual TDR status)(1)	73,866	358,224
Transfers to other impaired loans (including nonaccrual TDRs)	(16,958)	(28,876)
Loans sold	(9)	(1,594)
Principal payments and other	(139,141)	(115,714)

Balance at end of period(1)	¥784,848	¥825,884

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥819,716	¥1,111,306
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	132,119	196,443
Charge-off	(31,157)	(59,880)
Transfers to accrual TDRs	(16,608)	(312,649)
Loans sold	(6,171)	(12,951)
Principal payments and other	(120,627)	(167,508)

Balance at end of period(1)	¥777,272	¥754,761

Notes:	(1)	For the six months ended September 30, 2015, lease receivables of ¥2,543 million and ¥248 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥6,352 million and ¥1,755 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2015. For the six months ended September 30, 2016, lease receivables of ¥51 million and ¥62 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥3,141 million and ¥772 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2016.
	(2)	Included in additions of other impaired loans for the six months ended September 30, 2015 and 2016 are nonaccrual TDRs as follows: ¥5,760 million and ¥5,527 million—Card; ¥3,291 million and ¥13,967 million—MUAH; and ¥3,045 million and ¥3,484 million—Krungsri, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2015 and 2016:

	2015			2016
	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥80,840	¥41,062	¥2,862	¥279,767	¥279,767	¥2,790
Manufacturing	51,128	11,350	1,235	251,468	251,468	1,089
Construction	1,700	1,700	6	1,287	1,287	—
Real estate	5,975	5,975	745	4,796	4,796	—
Services	6,175	6,175	486	3,024	3,024	158
Wholesale and retail	14,148	14,148	336	15,046	15,046	1,510
Banks and other financial institutions	—	—	—	—	—	—
Communication and information services	232	232	—	2,001	2,001	—
Other industries	666	666	40	948	948	—
Consumer	816	816	14	1,197	1,197	33
Foreign-excluding MUAH and Krungsri	4,272	4,272	—	49,767	49,767	—
Loans acquired with deteriorated credit quality	—	—	—	1,030	1,030	—
Residential(1)(3)	10,865	10,865	151	7,160	7,160	78
Card(2)(3)	8,715	8,541	2,385	8,244	8,056	2,027
MUAH(2)(3)	15,100	15,100	3,491	21,721	21,608	1,641
Krungsri(2)(3)	9,004	8,913	3,121	13,927	13,927	1,198

Total	¥128,796	¥88,753	¥12,010	¥381,616	¥381,315	¥7,734

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
	(3)	For the six months ended September 30, 2015, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals was the primary concession type in the MUAH segment. For the six months ended September 30, 2016, extension of the stated maturity date of loans was the primary concession type in the Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Commercial and Card segments and payment deferrals was the primary concession type in the MUAH segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in millions)
Commercial(1)
Domestic	¥353,604	¥568,318
Manufacturing	133,524	357,708
Construction	10,502	10,690
Real estate	46,206	42,965
Services	43,918	38,970
Wholesale and retail	95,652	93,899
Banks and other financial institutions	13	13
Communication and information services	6,869	7,344
Other industries	7,711	7,112
Consumer	9,209	9,617
Foreign-excluding MUAH and Krungsri	103,615	128,056
Residential(1)	60,634	53,746
Card(2)	79,309	74,598
MUAH(2)	98,843	64,898
Krungsri(2)	26,422	32,730

Total	¥722,427	¥922,346

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2016 and September 30, 2016 are nonaccrual TDRs as follows: ¥41,413 million and ¥39,769 million—Card; ¥49,242 million and ¥40,103 million—MUAH; and ¥13,756 million and ¥13,449 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2015 and 2016 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above tables represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2016 and September 30, 2016 are shown below:

At March 31, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥54,765,780	¥2,077,010	¥703,122	¥57,545,912
Manufacturing	11,129,300	602,097	372,941	12,104,338
Construction	842,100	55,250	15,207	912,557
Real estate	10,540,325	461,238	60,125	11,061,688
Services	2,232,882	216,327	40,523	2,489,732
Wholesale and retail	7,226,154	523,813	132,013	7,881,980
Banks and other financial institutions	5,133,471	12,676	675	5,146,822
Communication and information services	1,432,234	51,533	20,270	1,504,037
Other industries	14,611,047	96,522	29,276	14,736,845
Consumer	1,618,267	57,554	32,092	1,707,913
Foreign-excluding MUAH and Krungsri	35,202,041	1,102,422	195,776	36,500,239
Loans acquired with deteriorated credit quality	18,333	16,081	5,991	40,405

Total	¥89,986,154	¥3,195,513	¥904,889	¥94,086,556

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,156,030	¥80,696	¥14,236,726
Card	¥530,858	¥63,051	¥593,909

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,650,744	¥27,137	¥5,373,188	¥126,279	¥177,779	¥9,355,127

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥4,421,957	¥161,557	¥90,767	¥4,674,281

At September 30, 2016:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥50,075,609	¥2,111,903	¥370,921	¥52,558,433
Manufacturing	10,786,263	761,178	105,395	11,652,836
Construction	724,005	58,334	12,349	794,688
Real estate	10,841,115	359,493	52,294	11,252,902
Services	2,192,850	223,981	36,827	2,453,658
Wholesale and retail	7,186,172	494,841	109,367	7,790,380
Banks and other financial institutions	5,016,753	11,221	580	5,028,554
Communication and information services	1,622,972	47,213	16,637	1,686,822
Other industries	10,134,747	101,947	9,611	10,246,305
Consumer	1,570,732	53,695	27,861	1,652,288
Foreign-excluding MUAH and Krungsri	32,571,701	956,069	170,172	33,697,942
Loans acquired with deteriorated credit quality	16,941	15,977	5,287	38,205

Total	¥82,664,251	¥3,083,949	¥546,380	¥86,294,580

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,189,151	¥78,313	¥14,267,464
Card	¥531,087	¥61,866	¥592,953

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,227,875	¥21,097	¥4,564,897	¥100,749	¥199,234	¥8,113,852

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥3,993,164	¥160,695	¥82,650	¥4,236,509

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥43,037 million and ¥32,593 million at March 31, 2016 and September 30, 2016, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15, with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.

Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, Substandard, Doubtful, and Doubtful of Loss primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have the overdue principal or interest payments for a cumulative period exceeding one month

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have the overdue principal or interest payments for a cumulative period exceeding three months commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2016 and September 30, 2016 are based on information as of March 31, 2016 and September 30, 2016, respectively. For the MUAH and Krungsri segments, credit quality indicators at March 31, 2016 and September 30, 2016 are generally based on information as of December 31, 2015 and June 30, 2016, respectively.

Past Due Analysis

Ages of past due loans by class at March 31, 2016 and September 30, 2016 are shown below:

At March 31, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,948	¥22,305	¥36,253	¥57,509,659	¥57,545,912	¥6,374
Manufacturing	670	4,209	4,879	12,099,459	12,104,338	27
Construction	443	427	870	911,687	912,557	—
Real estate	3,260	5,761	9,021	11,052,667	11,061,688	1,856
Services	2,085	1,084	3,169	2,486,563	2,489,732	106
Wholesale and retail	2,436	3,225	5,661	7,876,319	7,881,980	147
Banks and other financial institutions	—	36	36	5,146,786	5,146,822	2
Communication and information services	1,062	435	1,497	1,502,540	1,504,037	73
Other industries	187	117	304	14,736,541	14,736,845	—
Consumer	3,805	7,011	10,816	1,697,097	1,707,913	4,163
Foreign-excluding MUAH and Krungsri	17,685	23,488	41,173	36,459,066	36,500,239	—
Residential	79,243	50,449	129,692	14,095,995	14,225,687	40,835
Card	18,181	31,655	49,836	532,601	582,437	—
MUAH	17,247	8,563	25,810	9,331,855	9,357,665	241
Krungsri	87,023	70,139	157,162	4,494,996	4,652,158	—

Total	¥233,327	¥206,599	¥439,926	¥122,424,172	¥122,864,098	¥47,450

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,804	¥26,742	¥40,546	¥52,517,887	¥52,558,433	¥6,350
Manufacturing	1,844	3,941	5,785	11,647,051	11,652,836	—
Construction	171	414	585	794,103	794,688	—
Real estate	3,306	5,709	9,015	11,243,887	11,252,902	2,278
Services	1,250	5,168	6,418	2,447,240	2,453,658	2
Wholesale and retail	2,938	4,322	7,260	7,783,120	7,790,380	214
Banks and other financial institutions	4	21	25	5,028,529	5,028,554	—
Communication and information services	487	502	989	1,685,833	1,686,822	72
Other industries	328	147	475	10,245,830	10,246,305	—
Consumer	3,476	6,518	9,994	1,642,294	1,652,288	3,784
Foreign-excluding MUAH and Krungsri	13,356	30,016	43,372	33,654,570	33,697,942	—
Residential	78,473	48,949	127,422	14,129,369	14,256,791	38,584
Card	18,661	31,764	50,425	531,383	581,808	—
MUAH	15,231	11,526	26,757	8,091,281	8,118,038	206
Krungsri	82,053	65,668	147,721	4,079,290	4,227,011	—

Total	¥221,578	¥214,665	¥436,243	¥113,003,780	¥113,440,023	¥45,140

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include ¥732 million and ¥107 million of FDIC covered loans at March 31, 2016 and September 30, 2016, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2015 and 2016 are shown below:

Six months ended September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479
Provision (credit) for credit losses	(41,242)	(4,464)	689	6,090	31,723	(7,204)
Charge-offs	75,871	4,236	4,434	3,729	28,250	116,520
Recoveries	7,665	1,219	1,568	1,008	6,358	17,818

Net charge-offs	68,206	3,017	2,866	2,721	21,892	98,702
Others(1)	(4,404)	—	—	948	1,229	(2,227)

Balance at end of period	¥693,864	¥64,885	¥33,493	¥69,086	¥86,018	¥947,346

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130
Provision (credit) for credit losses	(94,482)	480	6,492	1,526	27,303	(58,681)
Charge-offs	55,096	3,351	8,050	12,077	23,007	101,581
Recoveries	9,758	941	1,208	736	6,630	19,273

Net charge-offs	45,338	2,410	6,842	11,341	16,377	82,308
Others(1)	(17,485)	1	—	(14,737)	(12,442)	(44,663)

Balance at end of period	¥659,254	¥56,669	¥30,837	¥83,902	¥94,816	¥925,478

Note:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2016 and September 30, 2016 are shown below:

At March 31, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥642,769	¥39,247	¥21,294	¥13,422	¥14,401	¥731,133
Collectively evaluated for impairment	159,761	17,908	9,886	94,926	81,785	364,266
Loans acquired with deteriorated credit quality	14,029	1,443	7	106	146	15,731

Total	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130

Loans:
Individually evaluated for impairment	¥1,347,650	¥140,451	¥78,770	¥100,524	¥43,609	¥1,711,004
Collectively evaluated for impairment	92,698,501	14,085,236	503,667	9,257,873	4,608,549	121,153,826
Loans acquired with deteriorated credit quality	40,405	11,039	11,472	39,767	22,123	124,806

Total(1)	¥94,086,556	¥14,236,726	¥593,909	¥9,398,164	¥4,674,281	¥122,989,636

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥509,923	¥35,754	¥20,817	¥21,007	¥17,582	¥605,083
Collectively evaluated for impairment	134,768	19,105	10,015	62,895	77,116	303,899
Loans acquired with deteriorated credit quality	14,563	1,810	5	—	118	16,496

Total	¥659,254	¥56,669	¥30,837	¥83,902	¥94,816	¥925,478

Loans:
Individually evaluated for impairment	¥1,236,300	¥131,251	¥74,124	¥77,639	¥48,273	¥1,567,587
Collectively evaluated for impairment	85,020,075	14,125,540	507,684	8,040,506	4,178,738	111,872,543
Loans acquired with deteriorated credit quality	38,205	10,673	11,145	28,300	9,498	97,821

Total(1)	¥86,294,580	¥14,267,464	¥592,953	¥8,146,445	¥4,236,509	¥113,537,951

Note:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions)
Balance at beginning of period
Goodwill	¥2,559,390	¥2,539,874
Accumulated impairment losses	(1,751,780)	(2,085,499	)(1)

	807,610	454,375
Goodwill acquired during the six months(2)	—	2,858
Foreign currency translation adjustments and other	2,955	(65,132)

Balance at end of period
Goodwill	2,562,345	2,477,600
Accumulated impairment losses	(1,751,780)	(2,085,499)

	¥810,565	¥392,101

Notes:	(1)	The MUFG Group recognized ¥333,719 million in impairment of goodwill in the second half of the fiscal year ended March 31, 2016. For more information, see Note 6 to the consolidated financial statements for the fiscal year ended March 31, 2016.
	(2)	See Note 2 for the goodwill acquired in connection with acquisitions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of other intangible assets at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in millions)
Intangible assets subject to amortization:
Software	¥686,948	¥682,598
Core deposit intangibles	60,465	48,613
Customer relationships	196,011	169,365
Trade names	54,164	48,766
Other	8,278	6,496

Total	1,005,866	955,838
Intangible assets not subject to amortization:
Other	9,284	9,169

Total	¥1,015,150	¥965,007

The impairment losses on other intangible assets for the six months ended September 30, 2015 and 2016 were ¥213 million and ¥968 million, respectively, which are included in Impairment of intangible assets in the accompanying condensed consolidated statements of income. The intangible assets were valued based on discounted expected future cash flows.

6.    PLEDGED ASSETS AND COLLATERAL

At September 30, 2016, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2016
(in millions)
Trading account securities	¥12,174,663
Investment securities	14,402,792
Loans	7,423,193
Other	67,381

Total	¥34,068,029

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2016
(in millions)
Deposits	¥111,532
Payables under repurchase agreements and securities lending transactions	20,021,682
Other short-term borrowings and long-term debt	13,275,716
Other	659,099

Total	¥34,068,029

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating to ¥14,393,299 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.

At March 31, 2016 and September 30, 2016, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,510,689 million and ¥1,573,140 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,265,041 million and ¥1,385,028 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2015	2016	2015		2016
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥23,245	¥24,453	¥7,538	¥590	¥6,701	¥548
Interest cost on projected benefit obligation	8,380	6,232	9,011	841	8,027	717
Expected return on plan assets	(29,892)	(30,126)	(15,145)	(1,163)	(15,075)	(1,066)
Amortization of net actuarial loss	3,263	8,870	6,358	503	9,788	669
Amortization of prior service cost	(3,822)	(3,784)	(1,144)	(459)	(1,063)	(427)
Gain on settlements and curtailment	(644)	(445)	—	—	—	—

Net periodic benefit cost	¥530	¥5,200	¥6,618	¥312	¥8,378	¥441

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2016 and expects to contribute for the remainder of the fiscal year ending March 31, 2017 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2016	¥27.0	¥16.9	¥0.5
For the remainder of the fiscal year ending March 31, 2017	¥27.1	¥1.2	¥0.5

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2016 and September 30, 2016, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2016	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥21,509	¥—	¥21,509	¥(17,200)	¥(911)	¥3,398
Receivables under resale agreements	9,538	(2,091)	7,447	(6,887)	—	560
Receivables under securities borrowing transactions	6,042	—	6,042	(5,947)	—	95

Total	¥37,089	¥(2,091)	¥34,998	¥(30,034)	¥(911)	¥4,053

Financial liabilities:
Derivative liabilities	¥20,818	¥—	¥20,818	¥(16,993)	¥(1,267)	¥2,558
Payables under repurchase agreements(1)	25,640	(2,091)	23,549	(23,398)	(1)	150
Payables under securities lending transactions	4,710	—	4,710	(4,673)	(23)	14
Obligations to return securities received as collateral	1,919	—	1,919	(310)	—	1,609

Total	¥53,087	¥(2,091)	¥50,996	¥(45,374)	¥(1,291)	¥4,331

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥25,661	¥—	¥25,661	¥(20,746)	¥(1,097)	¥3,818
Receivables under resale agreements	6,902	(2,260)	4,642	(3,815)	—	827
Receivables under securities borrowing transactions	6,784	—	6,784	(6,639)	(13)	132

Total	¥39,347	¥(2,260)	¥37,087	¥(31,200)	¥(1,110)	¥4,777

Financial liabilities:
Derivative liabilities	¥24,590	¥—	¥24,590	¥(20,806)	¥(1,254)	¥2,530
Payables under repurchase agreements(1)	23,948	(2,260)	21,688	(21,593)	(2)	93
Payables under securities lending transactions	6,448	—	6,448	(6,434)	(1)	13
Obligations to return securities received as collateral	1,884	—	1,884	(400)	—	1,484

Total	¥56,870	¥(2,260)	¥54,610	¥(49,233)	¥(1,257)	¥4,120

Note:	(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥1,434,521 million and ¥1,356,505 million at March 31, 2016 and September 30, 2016, respectively, which are included in Long-term debt in the accompanying condensed consolidated balance sheets.

9.    REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2016 and September 30, 2016. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2016
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,518	¥19,452	¥1,916	¥1,754	¥25,640
Payables under securities lending transactions	2,443	2,019	248	—	4,710
Obligations to return securities received as collateral	1,846	73	—	—	1,919

Total	¥6,807	¥21,544	¥2,164	¥1,754	¥32,269

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2016
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,259	¥17,521	¥2,208	¥1,960	¥23,948
Payables under securities lending transactions	2,789	2,049	1,610	—	6,448
Obligations to return securities received as collateral	1,692	73	119	—	1,884

Total	¥6,740	¥19,643	¥3,937	¥1,960	¥32,280

Secured borrowing by the class of collateral pledged at March 31, 2016 and September 30, 2016 was as follows:

	March 31, 2016
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,270	¥4,211	¥930
Foreign governments and official institutions bonds	19,426	—	738
Corporate bonds	581	—	71
Residential mortgage-backed securities	3,027	124	—
Other debt securities	177	—	—
Marketable equity securities	133	375	180
Others	26	—	—

Total	¥25,640	¥4,710	¥1,919

	September 30, 2016
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,519	¥5,913	¥840
Foreign governments and official institutions bonds	17,542	—	571
Corporate bonds	483	11	134
Residential mortgage-backed securities	3,087	—	1
Other debt securities	145	—	6
Marketable equity securities	50	524	332
Others	122	—	—

Total	¥23,948	¥6,448	¥1,884

10.    PREFERRED STOCK

Pursuant to the Articles of Incorporation, MUFG had been authorized to issue 400,000,000 shares of Class 5 Preferred Stock, 200,000,000 shares of Class 6 Preferred Stock, and 200,000,000 shares of Class 7 Preferred Stock without par value at March 31, 2016 and September 30, 2016.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

On June 25, 2015, amendments to the Articles of Incorporation were made with respect to the First Series of Class 5 and Class 11 Preferred Stock. As a result, the total number of shares of preferred stock authorized to be issued by MUFG was decreased by 1,000 shares, and the total number of the First Series of Class 5 and Class 11 Preferred Stock authorized to be issued was reduced to nil. The authority to issue the Second, Third and Fourth Series of Class 5 was not affected by these amendments. The authority to issue Class 11 Preferred Shares was removed.

As of March 31, 2016 and September 30, 2016, there was no preferred stock outstanding and the entire amount of Capital stock on the condensed consolidated balance sheets consisted of only common stock.

The aggregated amount by liquidation preference of these preferred stocks at March 31, 2016 and September 30, 2016 are also nil.

See Note 17 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information about preferred stock.

11.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥2,304,555	¥1,995,314
Net change during the period	(396,849)	(132,427)
Effect of adopting new guidance on consolidation of certain variable interest entities	—	5,509

Balance at end of period	¥1,907,706	¥1,868,396

Net debt valuation adjustments:
Balance at beginning of period	¥—	¥(2,080)
Net change during the period	—	866

Balance at end of period	¥—	¥(1,214)

Net unrealized gains on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥2,708	¥4,516
Net change during the period	2,683	19,205

Balance at end of period	¥5,391	¥23,721

Defined benefit plans:
Balance at beginning of period	¥(187,640)	¥(317,422)
Net change during the period	(23,566)	18,291

Balance at end of period	¥(211,206)	¥(299,131)

Foreign currency translation adjustments:
Balance at beginning of period	¥947,632	¥620,931
Net change during the period	(28,230)	(730,374)
Effect of adopting new guidance on consolidation of certain variable interest entities	—	(1,636)

Balance at end of period	¥919,402	¥(111,079)

Balance at end of period	¥2,621,293	¥1,480,693

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015			2016
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(448,876)	¥165,039	¥(283,837)	¥(71,019)	¥19,199	¥(51,820)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(117,170)	40,152	(77,018)	(120,742)	38,139	(82,603)

Net change	(566,046)	205,191	(360,855)	(191,761)	57,338	(134,423)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			35,994			(1,996)

Net unrealized losses on investment securities attributable to Mitsubishi UFJ Financial Group			(396,849)			(132,427)

Net debt valuation adjustments:
Net debt valuation adjustments	—	—	—	1,158	(364)	794
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	—	—	—	105	(33)	72

Net change	—	—	—	1,263	(397)	866
Net debt valuation adjustments attributable to noncontrolling interests			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			—			866

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	13,443	(5,335)	8,108	41,833	(16,752)	25,081
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(8,937)	3,512	(5,425)	(9,678)	3,802	(5,876)

Net change	4,506	(1,823)	2,683	32,155	(12,950)	19,205
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized gains on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			2,683			19,205

Defined benefit plans:
Defined benefit plans	(39,786)	13,804	(25,982)	15,910	(6,798)	9,112
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	4,109	(1,719)	2,390	13,598	(4,340)	9,258

Net change	(35,677)	12,085	(23,592)	29,508	(11,138)	18,370
Defined benefit plans attributable to noncontrolling interests			(26)			79

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(23,566)			18,291

Foreign currency translation adjustments:
Foreign currency translation adjustments	(31,738)	1,543	(30,195)	(833,911)	72,740	(761,171)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(3,778)	916	(2,862)	2,641	(464)	2,177

Net change	(35,516)	2,459	(33,057)	(831,270)	72,276	(758,994)
Foreign currency translation adjustments attributable to noncontrolling interests			(4,827)			(28,620)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(28,230)			(730,374)

Other comprehensive loss attributable to Mitsubishi UFJ Financial Group			¥(445,962)			¥(824,439)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(123,134)	¥(153,607)	Investment securities gains—net
Other	5,964	32,865

	(117,170)	(120,742)	Total before tax
	40,152	38,139	Income tax expense

	¥(77,018)	¥(82,603)	Net of tax

Net debt valuation adjustments	¥—	¥105	Equity in earnings of equity method investees—net

	—	105	Total before tax
	—	(33)	Income tax expense

	¥—	¥72	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(8,801)	¥(9,642)	Interest income on Loans, including fees
Other	(136)	(36)

	(8,937)	(9,678)	Total before tax
	3,512	3,802	Income tax expense

	¥(5,425)	¥(5,876)	Net of tax

Defined benefit plans
Net actuarial loss(1)	¥10,124	¥19,327
Prior service cost(1)	(5,425)	(5,273)
Loss (gain) on settlements and curtailment, and other(1)	(590)	(456)

	4,109	13,598	Total before tax
	(1,719)	(4,340)	Income tax expense

	¥2,390	¥9,258	Net of tax

Foreign currency translation adjustments	¥(3,778)	¥—	Other non-interest income
	—	2,641	Other non-interest expenses

	(3,778)	2,641	Total before tax
	916	(464)	Income tax expense

	¥(2,862)	¥2,177	Net of tax

Total reclassifications for the period	¥(125,776)	¥(114,076)	Total before tax
	42,861	37,104	Income tax expense

	¥(82,915)	¥(76,972)	Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥381,307	¥750,883
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	(896)	—

Net transfers to the noncontrolling interest shareholders	(896)	—

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥380,411	¥750,883

13.    EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share (“EPS”) to the adjusted amounts for the computation of diluted EPS for the six months ended September 30, 2015 and 2016 are as follows:

	Six months ended September 30,
	2015	2016
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥381,307	¥750,883
Effect of dilutive instruments:
Performance-based stock compensation plan, stock acquisition rights and restricted stock units	(1,573)	(1,416)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥379,734	¥749,467

	Six months ended September 30,
	2015	2016
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	13,947,620	13,652,274
Effect of dilutive instruments:
Performance-based stock compensation plan and stock acquisition rights	17,644	15,057

Weighted average common shares for diluted computation	13,965,264	13,667,331

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2015	2016
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥27.34	¥55.00

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥27.19	¥54.84

14.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2016 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2016, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUAH whose fiscal period ends on December 31.

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥1,461.3 billion at June 30, 2016 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received or paid under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At June 30, 2016, the weighted average remaining life of the active cash flow hedges was 3.83 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At June 30, 2016, MUAH expects to reclassify approximately ¥17.9 billion of income from Accumulated OCI to net interest income during the twelve months ending June 30, 2017. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2016.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the six months ended June 30, 2016, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than or equal to ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2016 and September 30, 2016:

	Notional amounts(1)
	March 31, 2016	September 30, 2016
	(in trillions)
Interest rate contracts	¥1,179.7	¥1,235.4
Foreign exchange contracts	215.6	199.5
Equity contracts	4.2	4.6
Commodity contracts	0.7	0.5
Credit derivatives	6.3	5.8
Others	3.6	3.5

Total	¥1,410.1	¥1,449.3

Note:    (1)    Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2016 and September 30, 2016:

	Fair value of derivative instruments
	March 31, 2016(1)(5)			September 30, 2016(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥16,482	¥9	¥16,491	¥20,565	¥35	¥20,600
Foreign exchange contracts	4,696	—	4,696	4,798	—	4,798
Equity contracts	183	—	183	171	—	171
Commodity contracts	75	—	75	43	—	43
Credit derivatives	61	—	61	48	—	48
Others	3	—	3	1	—	1

Total derivative assets	¥21,500	¥9	¥21,509	¥25,626	¥35	¥25,661

Derivative liabilities:
Interest rate contracts	¥16,276	¥2	¥16,278	¥20,451	¥—	¥20,451
Foreign exchange contracts	4,335	—	4,335	3,983	—	3,983
Equity contracts	212	—	212	190	—	190
Commodity contracts	71	—	71	40	—	40
Credit derivatives	54	—	54	47	—	47
Others(6)	(132)	—	(132)	(121)	—	(121)

Total derivative liabilities	¥20,816	¥2	¥20,818	¥24,590	¥—	¥24,590

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2015 and 2016:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2015:
Interest rate contracts	¥—	¥45	¥45
Foreign exchange contracts	69	—	69
Equity contracts	—	93	93
Commodity contracts	—	—	—
Credit derivatives	—	7	7
Others	—	35	35

Total	¥69	¥180	¥249

Six months ended September 30, 2016:
Interest rate contracts	¥—	¥67	¥67
Foreign exchange contracts	179	—	179
Equity contracts	—	(20)	(20)
Commodity contracts	—	1	1
Credit derivatives	—	13	13
Others	2	(20)	(18)

Total	¥181	¥41	¥222

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2015	2016
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥13	¥46

Total	¥13	¥46

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥9	¥10

Total	¥9	¥10

Note:	(1)	Included in Interest income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2016 for a more detailed explanation and discussion of credit derivatives.

The table below summarizes certain information regarding protection sold through credit default swaps as of March 31, 2016 and September 30, 2016:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2016:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥459,003	¥1,372,477	¥29,906	¥1,861,386	¥(18,680)
Non-investment grade	66,924	288,761	6,300	361,985	5,815
Not rated	21,387	4,700	—	26,087	715

Total	547,314	1,665,938	36,206	2,249,458	(12,150)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	4,237	194,196	163,468	361,901	(5,278)
Non-investment grade	2,880	28,000	—	30,880	(320)

Total	7,117	222,196	163,468	392,781	(5,598)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	46,000	166,794	—	212,794	(3,224)
Non-investment grade	9,384	58,238	—	67,622	(1,134)
Not rated	4,986	97,135	—	102,121	(4,148)

Total	60,370	322,167	—	382,537	(8,506)

Total index and basket credit default swaps sold	67,487	544,363	163,468	775,318	(14,104)

Total credit default swaps sold	¥614,801	¥2,210,301	¥199,674	¥3,024,776	¥(26,254)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2016:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥521,988	¥1,107,194	¥17,716	¥1,646,898	¥(21,183)
Non-investment grade	85,774	345,492	8,458	439,724	(614)
Not rated	3,612	2,965	—	6,577	(37)

Total	611,374	1,455,651	26,174	2,093,199	(21,834)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	3,802	145,328	122,350	271,480	(4,482)
Non-investment grade	7,000	11,123	20,224	38,347	149

Total	10,802	156,451	142,574	309,827	(4,333)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	20,000	206,131	6,000	232,131	(4,926)
Non-investment grade	17,000	—	—	17,000	(105)
Not rated	9,742	131,986	—	141,728	(3,889)

Total	46,742	338,117	6,000	390,859	(8,920)

Total index and basket credit default swaps sold	57,544	494,568	148,574	700,686	(13,253)

Total credit default swaps sold	¥668,918	¥1,950,219	¥174,748	¥2,793,885	¥(35,087)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥22 billion and ¥2,612 billion, respectively, at March 31, 2016, and approximately ¥31 billion and ¥2,394 billion, respectively, at September 30, 2016.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2016 and September 30, 2016 was approximately ¥2.0 trillion and ¥1.5 trillion, respectively, for which

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the MUFG Group has posted collateral of approximately ¥370 billion and ¥306 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥156 billion and ¥85 billion, respectively, as of March 31, 2016 and ¥142 billion and ¥68 billion, respectively, as of September 30, 2016.

15.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2016. The table below presents the contractual or notional amounts of such guarantees at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥3,630
Performance guarantees	2,909	2,678
Derivative instruments(1)(2)	45,894	45,365
Liabilities of trust accounts	8,636	8,721

Total	¥61,313	¥60,394

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2016 and September 30, 2016. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

At March 31, 2016:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,874	¥3,689	¥162	¥15	¥8
Performance guarantees	2,909	2,811	51	22	25

Total	¥6,783	¥6,500	¥213	¥37	¥33

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,630	¥3,487	¥122	¥14	¥7
Performance guarantees	2,678	2,573	68	7	30

Total	¥6,308	¥6,060	¥190	¥21	¥37

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2016.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2016. The table below presents the contractual amounts with regard to such instruments at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions)
Commitments to extend credit	¥82,221	¥80,242
Commercial letters of credit	1,018	1,059
Commitments to make investments	97	94
Other	13	12

16.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥47,211 million and ¥36,969 million as of March 31, 2016 and September 30, 2016, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2015 and 2016 were not material.

Litigation

In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, including the regulatory investigations regarding the MUFG Group’s foreign operations disclosed in Note 27 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2016, will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

17.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 26 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2016 and September 30, 2016:

Consolidated VIEs	Consolidated assets
At March 31, 2016:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,262,291	¥53,051	¥61,770	¥16,674	¥1,304,254	¥5,819,188	¥7,354
Investment funds(1)	2,206,443	—	86,802	2,024,839	202	—	94,600
Special purpose entities created for structured financing	255,692	—	5,274	—	—	192,898	57,520
Repackaged instruments	16,963	—	—	16,963	—	—	—
Securitization of the MUFG Group’s assets	1,164,406	—	—	—	—	1,140,164	24,242
Trust arrangements	7,131,055	—	1,368	1,108	133,909	6,979,432	15,238
Others	25,024	295	724	—	58	23,861	86

Total consolidated assets before elimination	18,061,874	53,346	155,938	2,059,584	1,438,423	14,155,543	199,040
The amounts eliminated in consolidation	(7,188,415)	(51,937)	(103,411)	(11,545)	(54,786)	(6,960,848)	(5,888)

Total consolidated assets	¥10,873,459	¥1,409	¥52,527	¥2,048,039	¥1,383,637	¥7,194,695	¥193,152

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,274,698	¥—	¥5,560,088	¥1,097,088	¥617,522
Investment funds(1)	37,031	—	—	—	37,031
Special purpose entities created for structured financing	151,725	—	562	144,047	7,116
Repackaged instruments	16,974	—	—	16,000	974
Securitization of the MUFG Group’s assets	1,139,762	—	21,400	1,117,834	528
Trust arrangements	7,122,766	7,108,450	—	—	14,316
Others	24,214	—	22,106	2,071	37

Total consolidated liabilities before elimination	15,767,170	7,108,450	5,604,156	2,377,040	677,524
The amounts eliminated in consolidation	(4,415,123)	(1,315)	(2,705,460)	(1,682,442)	(25,906)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,482,835)	(7,107,135)	(2,860,804)	(3,198)	(511,698)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥869,212	¥—	¥37,892	¥691,400	¥139,920

Consolidated VIEs	Consolidated assets
At September 30, 2016:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,866,610	¥43,693	¥43,686	¥12,120	¥1,289,379	¥5,471,351	¥6,381
Investment funds(1)	633,842	—	6,754	422,094	15,031	—	189,963
Special purpose entities created for structured financing	225,049	—	2,489	—	—	173,938	48,622
Repackaged instruments	16,931	—	—	16,931	—	—	—
Securitization of the MUFG Group’s assets	1,063,836	—	—	—	—	1,043,745	20,091
Trust arrangements	5,567,805	—	7,801	1,324	137,092	5,409,991	11,597
Others	31,128	314	764	—	50	20,177	9,823

Total consolidated assets before elimination	14,405,201	44,007	61,494	452,469	1,441,552	12,119,202	286,477
The amounts eliminated in consolidation	(5,566,914)	(43,830)	(39,113)	(10,357)	(69,574)	(5,393,065)	(10,975)

Total consolidated assets	¥8,838,287	¥177	¥22,381	¥442,112	¥1,371,978	¥6,726,137	¥275,502

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,881,719	¥—	¥5,049,743	¥1,244,270	¥587,706
Investment funds(1)	37,986	—	—	—	37,986
Special purpose entities created for structured financing	142,983	—	260	136,754	5,969
Repackaged instruments	16,812	—	—	16,000	812
Securitization of the MUFG Group’s assets	1,036,246	—	20,800	1,015,007	439
Trust arrangements	5,559,508	5,530,641	—	—	28,867
Others	30,336	—	18,541	1,953	9,842

Total consolidated liabilities before elimination	13,705,590	5,530,641	5,089,344	2,413,984	671,621
The amounts eliminated in consolidation	(4,563,777)	—	(2,714,272)	(1,818,581)	(30,924)
The amount of liabilities with recourse to the general credit of the MUFG Group	(8,396,199)	(5,530,641)	(2,349,399)	(3,457)	(512,702)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥745,614	¥—	¥25,673	¥591,946	¥127,995

Note:	(1)

The total assets of investment funds decreased by ¥1,141,181 million and total liabilities increased by ¥1,381 million on April 1, 2016 due to the adoption of the new consolidation guidance. Adoption of the new guidance resulted in changes to the classification of certain investment funds that were previously classified as consolidated VIEs and now classified as consolidated voting interest entities as well as changes to the consolidation status of certain investment funds.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2016 and September 30, 2016:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2016:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥24,365,580	¥5,084,901	¥3,911,356	¥3,339	¥986,655	¥2,921,362	¥—	¥300	¥300
Investment funds	24,677,641	1,303,413	1,164,069	194,167	613,109	346,883	9,910	—	—
Special purpose entities created for structured financing	38,385,274	4,396,638	3,189,575	333,681	93,104	2,746,549	16,241	1,403	1,403
Repackaged instruments	9,276,260	2,425,336	2,240,054	430,688	1,415,883	393,483	—	—	—
Others	51,393,909	3,451,974	2,687,789	123,610	66,995	2,442,713	54,471	773	773

Total	¥148,098,664	¥16,662,262	¥13,192,843	¥1,085,485	¥3,175,746	¥8,850,990	¥80,622	¥2,476	¥2,476

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2016:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥25,496,090	¥4,988,788	¥3,755,315	¥1,602	¥1,023,541	¥2,730,172	¥—	¥37	¥37
Investment funds	26,143,930	1,288,930	1,077,650	169,536	659,801	247,283	1,030	—	—
Special purpose entities created for structured financing	33,427,107	3,978,920	3,058,911	386,883	97,445	2,560,835	13,748	1,990	1,990
Repackaged instruments	8,879,718	2,090,906	1,937,084	411,000	1,199,283	326,801	—	—	—
Others	43,911,934	3,338,746	2,460,458	115,431	67,370	2,197,242	80,415	3,520	3,520

Total	¥137,858,779	¥15,686,290	¥12,289,418	¥1,084,452	¥3,047,440	¥8,062,333	¥95,193	¥5,547	¥5,547

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and rescind the indefinite deferral provision that affects the consolidation evaluation for certain investment funds. The MUFG group adopted this new accounting guidance on April 1, 2016, which resulted in the consolidation and deconsolidation of certain investment funds. The net increase in the MUFG Group’s consolidated assets, liabilities and Noncontrolling interests, were ¥628,236 million, ¥32,254 million and ¥595,982 million, respectively, as of April 1, 2016. The cumulative effect on retained earnings was a decrease of ¥3,873 million upon the adoption.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

18.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

The following is a brief explanation of the MUFG Group’s business segments:

Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, N.A. and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Effective April 1, 2016, the MUFG Group made modifications to internal management accounting rules and practices to clarify the responsibility for profits of each business segment. Net revenues, operating expenses and

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

operating profits (losses) relating to the overseas Japanese corporate business are recorded in both the Corporate Banking Business Group and the Global Business Group. The double-counting of these amounts is eliminated in aggregating the amounts of net revenues, operating expenses and operating profits (losses) of the Retail Banking Business Group, the Corporate Banking Business Group, the Global Business Group and the Trust Assets Business Group, which amounts are shown in the Total of Customer Business column in the tables below. Net revenues, operating expenses and operating profits (losses) relating to the overseas Japanese corporate business were previously recorded only in the Global Business Group. This modification reflected management’s determination that, given the operations of the Corporate Banking Business Group servicing Japanese corporate clients, the Corporate Banking Business Group’s responsibility should be clarified to extend beyond the businesses with Japanese corporate clients in Japan to the businesses with Japanese corporate clients in overseas markets. This modification had the impact of increasing the operating profit of the Corporate Banking Business Group for the six months ended September 30, 2015 by ¥16.4 billion. In addition, other modifications had the impact of increasing the operating profits of the Global Markets Business Group and Other for the same period by ¥0.7 billion and ¥0.5 billion, respectively, and reducing the operating profit of the Global Business Group by ¥1.3 billion. Prior period business segment information has been restated to enable comparisons between the relevant amounts for the six months ended September 30, 2015 and 2016.

Effective April 1, 2016, the MUFG Group also made modifications to internal management accounting rules and practices for MUAH and Krungsri to eliminate the presentation of operating profits for MUAH and Krungsri as sub-categories of the Global Business Group. In prior periods, the presentation of the Global Business Group’s operating profit was broken down into the operating profit attributable to each of MUAH, Krungsri and Other than MUAH/Krungsri. However, management no longer considers the breakdown to reflect the responsibility for profits among MUAH, Krungsri and Other than MUAH/Krungsri, particularly in light of the recent changes to the group company structure in the United States to comply with U.S. Enhanced Prudential Standards.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2015 and 2016, respectively.

	Customer Business
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2015:
Net revenue:	¥646.6	¥540.8	¥651.0	¥87.9	¥1,829.9	¥332.0	¥14.2	¥2,176.1
BTMU and MUTB:	274.4	431.4	226.2	37.5	916.3	238.2	80.9	1,235.4
Net interest income	177.8	185.7	108.8	—	448.5	129.6	128.6	706.7
Net fees	92.5	193.7	88.2	37.5	396.6	(13.2)	(44.0)	339.4
Other	4.1	52.0	29.2	—	71.2	121.8	(3.7)	189.3
Other than BTMU and MUTB(2)	372.2	109.4	424.8	50.4	913.6	93.8	(66.7)	940.7
Operating expenses	488.9	303.3	417.2	50.9	1,180.3	106.9	75.5	1,362.7

Operating profit (loss)	¥157.7	¥237.5	¥233.8	¥37.0	¥649.6	¥225.1	¥(61.3)	¥813.4

Six months ended September 30, 2016:
Net revenue:	¥584.2	¥501.6	¥579.4	¥82.6	¥1,668.7	¥357.3	¥(10.8)	¥2,015.2
BTMU and MUTB:	243.0	403.6	200.7	35.1	836.2	266.8	61.7	1,164.7
Net interest income	168.2	171.5	92.2	—	413.5	120.3	91.9	625.7
Net fees	71.5	188.8	87.0	35.1	368.8	(2.6)	(37.5)	328.7
Other	3.3	43.3	21.5	—	53.9	149.1	7.3	210.3
Other than BTMU and MUTB(2)	341.2	98.0	378.7	47.5	832.5	90.5	(72.5)	850.5
Operating expenses	480.1	293.2	372.7	52.9	1,124.8	100.8	73.4	1,299.0

Operating profit (loss)	¥104.1	¥208.4	¥206.7	¥29.7	¥543.9	¥256.5	¥(84.2)	¥716.2

Notes:

(1)	Net revenue, operating expenses, and operating profit from Japanese Corporate business in overseas were ¥96.4 billion, ¥80.0 billion, and ¥16.4 billion for the six months ended September 30, 2015, and ¥79.1 billion, ¥74.1 billion, and ¥5.0 billion for the six months ended September 30, 2016, respectively. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2015 and 2016 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2015	2016
	(in billions)
Operating profit	¥813	¥716
Credit for credit losses	7	59
Foreign exchange gains—net	14	1
Trading account profits (losses)—net	(401)	105
Equity investment securities gains—net	44	73
Debt investment securities losses—net	(18)	(36)
Equity in earnings of equity method investees—net	114	128
Other—net	(63)	(40)

Income before income tax expense	¥510	¥1,006

19.    FAIR VALUE

For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016. During the six months ended September 30, 2016, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2016 and September 30, 2016:

	At March 31, 2016
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,191,424	¥9,242,319	¥879,946	¥29,313,689
Debt securities
Japanese national government and Japanese government agency bonds	1,292,815	276,643	—	1,569,458
Japanese prefectural and municipal bonds	—	130,467	2,467	132,934
Foreign governments and official institutions bonds	16,959,757	1,081,655	57,470	18,098,882
Corporate bonds	—	3,618,649	98,236	3,716,885
Residential mortgage-backed securities	—	3,163,571	23,540	3,187,111
Asset-backed securities	—	127,180	630,247	757,427
Other debt securities	—	6,515	35,944	42,459
Commercial paper	—	502,417	—	502,417
Equity securities(2)	938,852	335,222	32,042	1,306,116
Trading derivative assets	100,689	21,282,170	116,913	21,499,772
Interest rate contracts	17,567	16,414,291	50,185	16,482,043
Foreign exchange contracts	13,148	4,678,409	4,349	4,695,906
Equity contracts	69,974	67,179	46,337	183,490
Commodity contracts	—	61,196	15,787	76,983
Credit derivatives	—	61,095	255	61,350
Investment securities:
Available-for-sale securities	32,836,477	8,014,480	375,274	41,226,231
Debt securities
Japanese national government and Japanese government agency bonds	26,241,677	2,886,164	—	29,127,841
Japanese prefectural and municipal bonds	—	454,998	—	454,998
Foreign governments and official institutions bonds	1,247,768	805,359	20,941	2,074,068
Corporate bonds	—	999,685	23,595	1,023,280
Residential mortgage-backed securities	—	886,737	15	886,752
Commercial mortgage-backed securities	—	186,365	3,764	190,129
Asset-backed securities	—	1,508,501	158,281	1,666,782
Other debt securities	—	14,107	168,678	182,785
Marketable equity securities	5,347,032	272,564	—	5,619,596
Other investment securities	—	—	24,689	24,689
Others(3)(4)	388,577	12,095	846	401,518

Total	¥52,517,167	¥38,551,064	¥1,397,668	¥92,465,899

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥71,995	¥5,462	¥—	¥77,457
Trading derivative liabilities	110,601	20,751,295	85,659	20,947,555
Interest rate contracts	8,969	16,254,674	11,972	16,275,615
Foreign exchange contracts	6,210	4,325,227	3,114	4,334,551
Equity contracts	95,422	62,688	54,252	212,362
Commodity contracts	—	55,301	16,132	71,433
Credit derivatives	—	53,405	189	53,594
Obligation to return securities received as collateral	1,840,584	78,482	—	1,919,066
Others(5)	—	502,439	(9,821)	492,618

Total	¥2,023,180	¥21,337,678	¥75,838	¥23,436,696

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2016
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,115,658	¥10,315,905	¥765,374	¥28,196,937
Debt securities
Japanese national government and Japanese government agency bonds	1,590,110	190,581	10,112	1,790,803
Japanese prefectural and municipal bonds	—	153,404	—	153,404
Foreign governments and official institutions bonds	14,870,820	780,026	926	15,651,772
Corporate bonds	—	3,068,683	48,067	3,116,750
Residential mortgage-backed securities	—	4,669,580	48,482	4,718,062
Asset-backed securities	—	157,455	592,721	750,176
Other debt securities	—	3,133	32,137	35,270
Commercial paper	—	873,413	—	873,413
Equity securities(2)	654,728	419,630	32,929	1,107,287
Trading derivative assets	144,776	25,395,848	85,449	25,626,073
Interest rate contracts	60,525	20,462,012	42,507	20,565,044
Foreign exchange contracts	5,571	4,790,827	1,321	4,797,719
Equity contracts	78,680	65,929	26,213	170,822
Commodity contracts	—	28,826	15,401	44,227
Credit derivatives	—	48,254	7	48,261
Investment securities:
Available-for-sale securities	29,514,477	8,280,051	299,856	38,094,384
Debt securities
Japanese national government and Japanese government agency bonds	23,456,962	3,044,232	—	26,501,194
Japanese prefectural and municipal bonds	—	768,067	—	768,067
Foreign governments and official institutions bonds	998,741	803,357	18,270	1,820,368
Corporate bonds	—	1,026,484	21,928	1,048,412
Residential mortgage-backed securities	—	954,054	15	954,069
Commercial mortgage-backed securities	—	157,177	3,321	160,498
Asset-backed securities	—	1,166,166	112,550	1,278,716
Other debt securities	—	9,370	143,772	153,142
Marketable equity securities	5,058,774	351,144	—	5,409,918
Other investment securities	—	—	26,078	26,078
Others(3)(4)	362,139	85,358	2,408	449,905

Total	¥47,137,050	¥44,077,162	¥1,179,165	¥92,393,377

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥386,385	¥7,057	¥—	¥393,442
Trading derivative liabilities	130,569	24,523,346	57,692	24,711,607
Interest rate contracts	24,700	20,417,180	9,493	20,451,373
Foreign exchange contracts	4,396	3,976,501	2,344	3,983,241
Equity contracts	101,473	59,181	29,321	189,975
Commodity contracts	—	23,818	16,257	40,075
Credit derivatives	—	46,666	277	46,943
Obligation to return securities received as collateral	1,767,316	117,001	—	1,884,317
Others(5)	—	423,388	(36,582)	386,806

Total	¥2,284,270	¥25,070,792	¥21,110	¥27,376,172

Notes:	(1)	Includes securities measured under the fair value option.
	(2)	Excludes certain investments valued at net asset value of hedge funds and private equity funds, whose fair values at March 31, 2016 were ¥481 million, and ¥11,457 million, respectively, and those at September 30, 2016 were ¥21,718 million, and ¥10,864 million, respectively. The amounts of unfunded commitments related to these hedge funds and private equity funds at March 31, 2016 were nil, and ¥18,027 million, respectively, and those at September 30, 2016 were nil, and ¥22,249 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Excludes certain investments valued at net asset value of real estate funds and private equity funds, whose fair values at March 31, 2016 were ¥1,905 million, and ¥1,878 million, respectively, and those at September 30, 2016 were ¥2,193 million, and ¥202 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity funds at March 31, 2016 were nil, and ¥104 million, respectively, and those at September 30, 2016 were nil, and ¥104 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2015 and 2016, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2015		2016
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Foreign governments and official institutions bonds	¥—	¥26,388	¥—	¥—
Investment securities:
Available-for-sale securities
Marketable equity securities	18,190	4,076	20,689	4,578

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 comprised of securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were no longer available at the end of the period. The transfers from Level 2 into Level 1 comprised of securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2015 and 2016. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2015	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2015	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2015
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥847,840	¥(2,871	)(2)	¥—	¥277,395	¥—	¥(110,421)	¥(109,141)	¥46,277		¥(15,303)		¥933,776	¥(5,835	)(2)
Debt securities
Foreign governments and official institutions bonds	66,197	(466)		—	65,667	—	(16,394)	(53,314)	—		—		61,690	(490)
Corporate bonds	96,918	(523)		—	78,538	—	(51,125)	(8,530)	19,549	(6)	(15,303	)(6)	119,524	(577)
Residential mortgage-backed securities	38,730	(17)		—	—	—	—	(4,517)	643		—		34,839	(62)
Asset-backed securities	586,635	(2,440)		—	128,045	—	(42,410)	(42,780)	26,085		—		653,135	(4,383)
Other debt securities	37,812	(323)		—	—	—	—	—	—		—		37,489	(323)
Equity securities	21,548	898		—	5,145	—	(492)	—	—		—		27,099	—
Trading derivatives—net	39,250	(5,081	)(2)	150	1,898	(1,281)	—	(279)	1,006		(5,689)		29,974	2,849	(2)
Interest rate contracts—net	29,074	(1,288)		35	8	(2)	—	2,251	338		(2,020)		28,396	(114)
Foreign exchange contracts—net	8,401	1,390		13	864	(802)	—	(3,580)	600		(4,196)		2,690	1,300
Equity contracts—net	5,906	(5,915)		75	131	(131)	—	(1,445)	—		—		(1,379)	625
Commodity contracts—net	(933)	522		(19)	895	(346)	—	(59)	—		—		60	939
Credit derivatives—net	(3,198)	210		46	—	—	—	2,554	68		527		207	99
Investment securities:
Available-for-sale securities	401,837	(7,442	)(3)	5,056	158,726	—	(283)	(170,040)	97		(1,492)		386,459	(59	)(3)
Debt securities
Foreign governments and official institutions bonds	29,649	—		(436)	529	—	—	(5,811)	—		—		23,931	—
Corporate bonds	19,284	463		204	751	—	(283)	(1,209)	97	(6)	(1,492	)(6)	17,815	(52)
Residential mortgage-backed securities	93	—		—	—	—	—	(74)	—		—		19	—
Commercial mortgage-backed securities	3,785	—		232	—	—	—	(46)	—		—		3,971	—
Asset-backed securities	166,723	(7,986)		2,467	155,994	—	—	(155,421)	—		—		161,777	(7)
Other debt securities	182,303	81		2,589	1,452	—	—	(7,479)	—		—		178,946	—
Other investment securities	22,537	425	(4)	—	2,435	—	(1,024)	—	—		—		24,373	(143	)(4)
Others	917	92	(4)	—	91	—	(152)	—	—		—		948	92	(4)

Total	¥1,312,381	¥(14,877)		¥5,206	¥440,545	¥(1,281)	¥(111,880)	¥(279,460)	¥47,380		¥(22,484)		¥1,375,530	¥(3,096)

Liabilities
Others	¥36,293	¥32,922	(4)	¥(572)	¥(2,271)	¥—	¥—	¥(12,167)	¥5,652		¥(4,698)		¥(9,541)	¥33,242	(4)

Total	¥36,293	¥32,922		¥(572)	¥(2,271)	¥—	¥—	¥(12,167)	¥5,652		¥(4,698)		¥(9,541)	¥33,242

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2016	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2016	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2016
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥879,946	¥(86,056	)(2)	¥—	¥136,497	¥—	¥(67,356)	¥(118,887)	¥48,105		¥(26,875)		¥765,374	¥(80,271	)(2)
Debt securities
Japanese national government and Japanese governmet agency bonds	—	(1,203)		—	—	—	—	—	11,315		—		10,112	(1,203)
Japanese prefectural and municipal bonds	2,467	84		—	—	—	(2,551)	—	—		—		—	—
Foreign governments and official institutions bonds	57,470	(5,793)		—	16,168	—	(16,302)	(50,611)	—		(6)		926	(132)
Corporate bonds	98,236	(5,524)		—	2,063	—	(1,058)	(55,571)	36,790	(6)	(26,869	)(6)	48,067	(5,098)
Residential mortgage-backed securities	23,540	(9,188)		—	38,086	—	—	(3,956)	—		—		48,482	(8,817)
Asset-backed securities	630,247	(61,503)		—	79,336	—	(47,445)	(7,914)	—		—		592,721	(61,717)
Other debt securities	35,944	(3,807)		—	—	—	—	—	—		—		32,137	(3,807)
Equity securities	32,042	878		—	844	—	—	(835)	—		—		32,929	503
Trading derivatives—net	31,254	6,608	(2)	(911)	544	(417)	—	(7,722)	1,535		(3,134)		27,757	14,318	(2)
Interest rate contracts—net	38,213	(496)		(597)	—	—	—	(4,428)	1,139		(817)		33,014	3,205
Foreign exchange contracts—net	1,235	417		105	477	(10)	—	(1,289)	396		(2,354)		(1,023)	1,231
Equity contracts—net	(7,915)	7,279		(384)	56	(56)	—	(2,125)	—		37		(3,108)	9,678
Commodity contracts—net	(345)	(250)		(18)	11	(351)	—	97	—		—		(856)	415
Credit derivatives—net	66	(342)		(17)	—	—	—	23	—		—		(270)	(211)
Investment securities:
Available-for-sale securities	375,274	(1,944	)(3)	(49,778)	138,693	—	(42)	(156,705)	39		(5,681)		299,856	151	(3)
Debt securities
Foreign governments and official institutions bonds	20,941	—		(2,674)	258	—	—	(255)	—		—		18,270	—
Corporate bonds	23,595	408		(513)	9,086	—	(42)	(4,964)	39	(6)	(5,681	)(6)	21,928	151
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	3,764	—		(400)	—	—	—	(43)	—		—		3,321	—
Asset-backed securities	158,281	(2,352)		(21,435)	120,722	—	—	(142,666)	—		—		112,550	—
Other debt securities	168,678	—		(24,756)	8,627	—	—	(8,777)	—		—		143,772	—
Other investment securities	24,689	2,487	(4)	—	2,077	—	(3,162)	(13)	—		—		26,078	(301	)(4)
Others	846	(175	)(4)	(140)	448	—	(25)	—	1,454		—		2,408	(328	)(4)

Total	¥1,312,009	¥(79,080)		¥(50,829)	¥278,259	¥(417)	¥(70,585)	¥(283,327)	¥51,133		¥(35,690)		¥1,121,473	¥(66,431)

Liabilities
Others	¥(9,821)	¥4,188	(4)	¥5,993	¥—	¥837	¥—	¥(8,530)	¥6,791		¥(15,678)		¥(36,582)	¥6,001	(4)

Total	¥(9,821)	¥4,188		¥5,993	¥—	¥837	¥—	¥(8,530)	¥6,791		¥(15,678)		¥(36,582)	¥6,001

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfers out of, and transfers into, Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of the private placement bonds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Japanese prefectural and municipal bonds	¥2,467	Monte Carlo method	Correlation between interest rate and foreign exchange rate	31.1%~49.7%	40.4%
			Correlation between interest rates	51.1%	51.1%
Foreign governments and official institutions bonds	831	Monte Carlo method	Correlation between interest rate and foreign exchange rate	21.1%~49.7%	28.9%
			Correlation between interest rates	37.9%~51.1%	45.5%
	20,941	Return on equity method	Probability of default	0.1%~0.9%	0.3%
			Recovery rate	60.0%~70.0%	66.8%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	8,634	Discounted cash flow	Probability of default	4.7%~13.1%	5.3%
			Recovery rate	41.0%~74.1%	55.2%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	144,897	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	65.1%
	617,350	Internal model(4)	Asset correlations	9.0%~13.0%	12.9%
			Discount factor	1.8%~4.3%	1.9%
			Prepayment rate	8.7%~20.9%	20.5%
			Probability of default	0.0%~82.1%	— (3)
			Recovery rate	51.3%~61.6%	61.4%
Other debt securities	35,944	Discounted cash flow	Liquidity premium	0.5%~0.6%	0.5%
	168,678	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	69.3%
			Market-required return on capital	8.0%~10.0%	9.9%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	37,623	Option model	Probability of default	0.1%~13.1%
			Correlation between interest rates	5.3%~99.8%
			Correlation between interest rate and foreign exchange rate	21.1%~49.7%
			Recovery rate	41.0%~47.0%
			Volatility	85.4%~201.8%
Equity contracts—net	(10,139)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	6.0%
			Correlation between equities	27.4%~65.3%
			Volatility	0.0%~106.6%
	2,348	Discounted cash flow	Term of litigation	1 year

At September 30, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥18,270	Return on equity method	Probability of default	0.1%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.9%
			Market-required return on capital	10.0%	10.0%
Corporate bonds	13,476	Discounted cash flow	Probability of default	4.5%~12.8%	4.8%
			Recovery rate	41.0%~75.9%	44.1%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	100,000	Discounted cash flow	Probability of default	1.2%~5.3%	4.2%
			Recovery rate	60.0%~76.0%	63.9%
	591,388	Internal model(4)	Asset correlations	9.0%~13.0%	12.9%
			Discount factor	1.7%~5.7%	1.8%
			Prepayment rate	9.0%~22.7%	22.3%
			Probability of default	0.0%~83.5%	— (3)
			Recovery rate	52.9%~73.1%	72.7%
Other debt securities	32,137	Discounted cash flow	Liquidity premium	0.5%~0.6%	0.5%
	143,772	Return on equity method	Probability of default	0.0%~25.0%	0.4%
			Recovery rate	40.0%~90.0%	71.1%
			Market-required return on capital	8.0%~10.0%	9.8%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2016	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	32,684	Option model	Probability of default	0.1%~12.8%
			Correlation between interest rates	5.3%~99.8%
			Correlation between interest rate and foreign exchange rate	18.0%~48.0%
			Recovery rate	41.0%~48.0%
Foreign exchange contracts—net	(980)	Option model	Probability of default	0.1%~9.5%
			Correlation between interest rates	50.1%~74.0%
			Correlation between interest rate and foreign exchange rate	46.4%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~48.0%
Equity contracts—net	(3,528)	Option model	Correlation between interest rate and equity	10.0%~39.0%
			Correlation between foreign exchange rate and equity	3.0%~40.4%
			Correlation between equities	39.2%~69.2%
			Volatility	0.0%~106.6%

Notes:	(1)	The fair value as of March 31, 2016 and September 30, 2016 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.
	(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.

Sensitivity to and range of unobservable inputs

For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information on the MUFG Group’s valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information on assets and liabilities measured at fair value on a nonrecurring basis.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2016 and September 30, 2016:

	March 31, 2016				September 30, 2016
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥48,022	¥48,022	¥—	¥—	¥733	¥733
Loans	13,900	8,779	323,176	345,855	4,223	10,417	233,592	248,232
Loans held for sale	—	—	10,361	10,361	—	—	2,773	2,773
Collateral dependent loans	13,900	8,779	312,815	335,494	4,223	10,417	230,819	245,459
Premises and equipment	—	—	11,658	11,658	—	—	3,644	3,644
Intangible assets	—	—	6,210	6,210	—	—	1,466	1,466
Goodwill	—	—	58,887	58,887	—	—	—	—
Other assets(1)	—	—	6,733	6,733	—	—	4,963	4,963
Other	—	—	6,733	6,733	—	—	4,963	4,963

Total	¥13,900	¥8,779	¥454,686	¥477,365	¥4,223	¥10,417	¥244,398	¥259,038

Note:	(1)	Excludes certain investments valued at net asset value of ¥1,541 million and ¥2,063 million at March 31, 2016 and September 30, 2016, respectively. The unfunded commitments related to these investments are ¥127 million and ¥5,206 million at March 31, 2016 and September 30, 2016, respectively. These investments are in private equity funds.

The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2015 and 2016:

	Losses for the six months ended September 30,
	2015	2016
	(in millions)
Investment securities	¥413	¥388
Loans	19,612	32,889
Loans held for sale	23	343
Collateral dependent loans	19,589	32,546
Premises and equipment	5,735	4,706
Intangible assets	213	968
Other assets	1,432	2,271
Investments in equity method investees	676	1,820
Other	756	451

Total	¥27,405	¥41,222

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Fair Value Option

For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.

The following table presents the gains or losses recorded for the six months ended September 30, 2015 and 2016 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2015			2016
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(396,483)	¥111,508	¥(284,975)	¥153,101	¥(2,446,921)	¥(2,293,820)
Other assets	(9)	—	(9)	—	—	—

Total	¥(396,492)	¥111,508	¥(284,984)	¥153,101	¥(2,446,921)	¥(2,293,820)

Financial liabilities:
Other short-term borrowings(1)	¥9,687	¥—	¥9,687	¥(7,129)	¥—	¥(7,129)
Long-term debt(1)	35,516	—	35,516	(100,379)	—	(100,379)

Total	¥45,203	¥—	¥45,203	¥(107,508)	¥—	¥(107,508)

Note:	(1)	Change in value attributable to the instrument-specific credit-risk-related to those financial liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2016 and September 30, 2016 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2016			September 30, 2016
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥521,217	¥499,386	¥(21,831)	¥466,971	¥428,733	¥(38,238)

Total	¥521,217	¥499,386	¥(21,831)	¥466,971	¥428,733	¥(38,238)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2016 and September 30, 2016:

	At March 31, 2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥8,656	¥8,656	¥8,656	¥—	¥—
Interest-earning deposits in other banks	41,018	41,018	—	41,018	—
Call loans and funds sold	699	699	—	699	—
Receivables under resale agreements	7,447	7,447	—	7,447	—
Receivables under securities borrowing transactions	6,042	6,042	—	6,042	—
Investment securities(1)(2)	3,965	4,045	1,164	1,231	1,650
Loans, net of allowance for credit losses(3)	121,680	123,286	14	263	123,009
Other financial assets(4)	5,169	5,169	—	5,169	—
Financial liabilities:
Deposits
Non-interest-bearing	¥25,965	¥25,965	¥—	¥25,965	¥—
Interest-bearing	155,479	155,523	—	155,523	—
Total deposits	181,444	181,488	—	181,488	—
Call money and funds purchased	1,389	1,389	—	1,389	—
Payables under repurchase agreements	22,114	22,114	—	22,114	—
Payables under securities lending transactions	4,710	4,710	—	4,710	—
Due to trust account	6,338	6,338	—	6,338	—
Other short-term borrowings	9,248	9,248	—	9,248	—
Long-term debt	21,586	21,881	—	21,881	—
Other financial liabilities	6,411	6,411	—	6,411	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥20,974	¥20,974	¥20,974	¥—	¥—
Interest-earning deposits in other banks	37,148	37,148	—	37,148	—
Call loans and funds sold	612	612	—	612	—
Receivables under resale agreements	4,642	4,642	—	4,642	—
Receivables under securities borrowing transactions	6,784	6,784	—	6,784	—
Investment securities(1)(2)	3,552	3,686	1,165	1,088	1,433
Loans, net of allowance for credit losses(3)	112,416	114,053	4	223	113,826
Other financial assets(4)	5,167	5,167	—	5,167	—
Financial liabilities:
Deposits
Non-interest-bearing	¥26,123	¥26,123	¥—	¥26,123	¥—
Interest-bearing	151,521	151,560	—	151,560	—
Total deposits	177,644	177,683	—	177,683	—
Call money and funds purchased	1,857	1,857	—	1,857	—
Payables under repurchase agreements	20,332	20,332	—	20,332	—
Payables under securities lending transactions	6,448	6,448	—	6,448	—
Due to trust account	2,710	2,710	—	2,710	—
Other short-term borrowings	6,614	6,614	—	6,614	—
Long-term debt	24,010	24,332	—	24,332	—
Other financial liabilities	6,219	6,219	—	6,219	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes cost-method investments of ¥432 billion and ¥430 billion at March 31, 2016 and September 30, 2016, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
	(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(4)	Excludes investments in equity method investees of ¥1,918 billion and ¥1,861 billion at March 31, 2016 and September 30, 2016, respectively.

For additional information regarding the financial instruments within the scope of this disclosure, and the methods and significant assumptions used by the MUFG Group to estimate their fair values of financial instruments that are not recorded at fair value in the accompanying condensed consolidated balance sheets, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2016.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2016 and September 30, 2016 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

20.    INVESTMENTS IN EQUITY METHOD INVESTEES

Summarized Financial Information of the MUFG Group’s Equity Method Investee

Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2015 and 2016 are as follows:

	2015	2016
	(in billions)
Net revenues	¥2,133	¥1,876
Total non-interest expenses	1,621	1,364
Income from continuing operations before income taxes	512	512
Net income applicable to Morgan Stanley	344	335

21.    SUBSEQUENT EVENTS

Capital and Business Alliance with Hitachi Capital Corporation

On October 3, 2016, MUFG acquired 23.0% of Hitachi Capital Corporation (“Hitachi Capital”)’s common shares for ¥91,407 million from Hitachi, Ltd. Considering both MUFG’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that MUFG has the ability to exercise significant influence over the operating and financial policies of Hitachi Capital and applied the equity method of accounting for its investment.

Approval of Dividends

On November 14, 2016, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥9 per share of Common stock, totaling ¥122,440 million, that were payable on December 5, 2016 to the shareholders of record on September 30, 2016.

Repurchase of own shares

From November 15, 2016 to December 22, 2016, MUFG repurchased 142,238,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2016. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 230,000,000 shares, which represents the equivalent of 1.69% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Transition from a Stock Compensation Type Stock Option Plan for Directors and Other Executives to a Stock Compensation Plan Using a Trust Structure

MUFG resolved to introduce a stock compensation plan using a trust structure (“the Plan”) at the compensation committee’s meeting held at November 14, 2016, for directors (excluding outside directors and directors serving as audit committee members), corporate executive officers, executive officers, and senior fellows (“officers”) of MUFG and four core companies of the MUFG Group (BTMU, MUTB, MUSHD and MUMSS) who hold unexercised stock options to acquire common stocks of MUFG under the stock compensation type stock option plan described as “Stock Acquisition Rights” in Note 33 to the consolidated financial statements for the fiscal year ended March 31, 2016.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The purpose of the Plan is to waive the stock options that have been previously allotted to the officers but remain unexercised at the time of implementation and transition to the Plan, which will be managed and operated together with the stock compensation plan using a trust structure that was introduced on May 16, 2016. See Note 36 to the consolidated financial statements for the fiscal year ended March 31, 2016 for further information on the stock compensation plan using a trust structure.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by Special Purpose Companies

On January 25, 2017, MUFG redeemed a total of €500 million and £550 million of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, respectively. These entities are special purpose companies established in the Cayman Islands and securities issued by these entities were previously accounted for as part of MUFG’s Tier 1 capital at September 30, 2016 under its capital adequacy requirements, subject to certain limitations.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2015			2016
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥39,952,254	¥37,886	0.19%	¥38,248,842	¥36,982	0.19%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	14,628,048	28,759	0.39	12,877,120	31,224	0.48
Trading account assets	26,798,275	196,241	1.46	28,946,402	212,587	1.46
Investment securities	50,977,726	201,240	0.79	44,140,883	187,835	0.85
Loans	121,914,755	1,020,156	1.67	117,685,872	997,030	1.69

Total interest-earning assets	254,271,058	1,484,282	1.16	241,899,119	1,465,658	1.21

Non-interest-earning assets:
Cash and due from banks	3,599,136			17,156,264
Other non-interest-earning assets	43,152,709			49,873,160
Allowance for credit losses	(1,054,821)			(1,109,717)

Total non-interest-earning assets	45,697,024			65,919,707

Total assets	¥299,968,082			¥307,818,826

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥151,845,644	¥170,578	0.22%	¥153,716,513	¥165,897	0.22%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	33,896,890	20,632	0.12	33,270,607	31,379	0.19
Due to trust account, other short-term borrowings, and trading account liabilities	15,721,411	25,843	0.33	12,084,935	27,338	0.45
Long-term debt	21,224,117	136,630	1.28	22,333,643	135,631	1.21

Total interest-bearing liabilities	222,688,062	353,683	0.32	221,405,698	360,245	0.32

Non-interest-bearing liabilities	62,300,990			71,277,085

Total equity	14,979,030			15,136,043

Total liabilities and equity	¥299,968,082			¥307,818,826

Net interest income and interest rate spread		¥1,130,599	0.84%		¥1,105,413	0.89%

Net interest income as a percentage of total interest-earning assets			0.89%			0.91%